Bangkok Bank
ธนาคารกรุงเทพ


02049876


SUPPL
RECEIVED
SEC MAIL PROCESSING
SEP 03 2002
WASH, D.C. 180 SECTION

August 30, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors and the 2002 first half audited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

You can access these financial results through SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or SET's website at **http://www.set.or.th** (News Room/Company News) or Bangkok Bank's website at **http://www.bangkokbank.com** (For Shareholders/Financial Results).

Regards,

for Dr. Piyapan Tayanithi
Executive Vice President

dlw 9/17

Bangkok Bank

File No.82-4835

Ref: FISD.KS.43/2002
26 August, 2002

The President
The Stock Exchange of Thailand


SEC MAIL PROCESSING
SEP 03 2002

Dear Sir,

Re: Resolution of the Board of Directors

Reference is made to the Bangkok Bank Public Company Limited's Board of Directors' Meeting No.6/2002 held on August 26, 2002 between 14:15 hrs.- 18:25 hrs., at which the Board had adopted the following resolutions:

(1) To approve the financial statements for the half year ended June 30, 2002.
Board resolution: That the audited financial statements for the half year ended June 30, 2002 be approved.

(2) To approve the appropriation of the profit for the half year 2002.
Board resolution: That there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of June 30, 2002.

Kindly be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

(Signed)

(Chartsiri Sophonpanich)
President

Bangkok Bank Public Company Limited (Bor.Mor.Jor. 111)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel.(662) 230-1384 Fax.(662) 231-4890
www.bangkokbank.com

File No. 82-4835

BANGKOK BANK PUBLIC COMPANY LIMITED

Financial Statements

Quarter and half year ended June 30, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟกซ์ : 66 (0) 2676 5757

Deloitte
Touche
Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the accompanying consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at June 30, 2002 and December 31, 2001, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the Bank' s financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2002 and December 31, 2001, and the results of operations and the cash flows for the half years ended June 30, 2002 and 2001 respectively, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the Bank's statements of income, for the quarters ended June 30, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standards on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing had come to our attention that causes us to believe that the consolidated and the Bank's statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As described in Notes 1.2, 3.4 and 4.6, the BOT issued the Guidelines for estimating and recording a minimum allowance for the doubtful accounts and also required the Bank to utilize BOT defined qualitative loan review procedures. As at June 30, 2002, the Bank and its subsidiaries have recorded allowance for doubtful accounts in excess of the minimum total allowance calculated pursuant to the BOT's guidelines, in the consolidated and the Bank's financial statements, of Baht 42,474 million and Baht 42,305 million, respectively, and as at December 31, 2001, of Baht 44,395 million and Baht 44,205 million, respectively, and is carrying out the qualitative loan reviews as an ongoing process. Nevertheless, the Bank has established its own qualitative loan review procedures and therefore, believes that the effect on the financial statements for the quarter and for the half-year ended June 30, 2002 and for the year 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's Guidelines.

As described in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.



Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 21, 2002

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2002	As at December 31, 2001	As at June 30, 2002	As at December 31, 2001
ASSETS				
CASH	13,971,297,672	16,141,827,206	13,917,464,976	16,017,906,106
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	9,146,929,610	8,061,710,138	8,915,140,601	8,034,393,613
Non - interest bearing	11,246,518,862	6,123,426,962	11,060,073,786	6,045,782,753
Foreign items				
Interest bearing	138,772,032,760	190,989,905,464	147,340,827,128	199,374,001,384
Non - interest bearing	7,130,411,780	4,827,409,861	6,889,000,761	4,615,753,559
Total interbank and money market items, net	166,295,893,012	210,002,452,425	174,205,042,276	218,069,931,309
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	72,960,000,000	26,242,000,000	72,800,000,000	25,521,000,000
INVESTMENTS (Notes 3.6 and 4.4)				
Current investments, net	51,308,627,120	39,398,047,615	48,327,788,457	37,082,047,050
Long - term investments, net	216,454,673,914	222,292,023,344	211,395,337,045	217,246,151,062
Investments in subsidiaries and associated companies, net	3,172,108,988	3,304,201,867	8,636,410,061	8,962,937,027
Total investments, net	270,935,410,022	264,994,272,826	268,359,535,563	263,291,135,139
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 3.3 and 4.5)	809,698,880,361	723,787,711,147	803,919,931,668	718,141,549,019
Accrued interest receivable	1,579,152,389	1,767,061,407	1,567,832,189	1,755,760,050
Total loans and accrued interest receivable	811,278,032,750	725,554,772,554	805,487,763,857	719,897,309,069
Less Allowance for doubtful accounts (Notes 3.4 and 4.6)	(148,250,589,422)	(58,142,531,117)	(147,574,647,829)	(57,434,673,807)
Less Revaluation allowance for debt restructuring (Note 4.7)	(7,545,590,535)	(11,118,703,574)	(7,545,590,535)	(11,104,813,196)
Total loans and accrued interest receivable, net	655,481,852,793	656,293,537,863	650,367,525,493	651,357,822,066
PROPERTIES FORECLOSED, NET (Notes 3.12 and 4.8)	33,216,935,503	31,880,795,548	30,944,076,853	29,530,672,523
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,227,115,223	2,277,110,455	1,224,915,223	1,392,070,455
PREMISES AND EQUIPMENT, NET (Notes 3.8 and 4.9)	30,243,283,588	30,311,352,793	30,070,944,052	30,130,153,338
LEGAL EXPENSE PAID IN ADVANCE	2,020,751,249	2,186,045,881	2,014,646,019	2,179,285,376

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2002	As at December 31, 2001	As at June 30, 2002	As at December 31, 2001
ASSETS (CONTINUED)				
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,382,059,263	3,397,428,279	3,242,834,123	3,235,077,290
LEASEHOLD, NET (Note 3.9)	2,715,007,235	2,953,414,569	2,715,007,235	2,953,414,569
OTHER ASSETS, NET	9,154,946,199	5,824,643,634	8,041,323,713	5,069,075,804
TOTAL ASSETS	1,261,604,551,759	1,252,504,881,479	1,257,903,315,526	1,248,747,543,975

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2002	As at December 31, 2001	As at June 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	999,042,265,028	985,179,206,760	997,265,365,901	983,506,453,249
Deposits in foreign currencies	91,611,069,095	94,438,364,990	85,844,830,787	88,424,089,604
Total deposits	1,090,653,334,123	1,079,617,571,750	1,083,110,196,688	1,071,930,542,853
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	4,545,233,882	5,960,883,087	4,622,541,553	6,007,415,786
Non - interest bearing	1,897,604,297	1,900,042,732	1,932,355,742	1,908,823,771
Foreign items				
Interest bearing	15,546,685,341	14,653,135,650	20,247,666,160	19,971,577,176
Non - interest bearing	1,412,338,560	1,390,172,610	1,453,496,800	1,431,010,165
Total interbank and money market items, net	23,401,862,080	23,904,234,079	28,256,060,255	29,318,826,898
LIABILITIES PAYABLE ON DEMAND	3,806,943,235	3,571,478,064	3,696,801,934	3,497,921,102
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.12)	10,000,000	-	10,000,000	-
BORROWINGS (Note 4.13)				
Short - term borrowings	4,356,299,115	4,356,299,115	4,356,299,115	4,356,299,115
Long - term borrowings	38,285,884,697	39,688,471,653	38,285,884,697	39,688,471,653
Total borrowings	42,642,183,812	44,044,770,768	42,642,183,812	44,044,770,768
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.19)	34,496,550,000	34,496,550,000	34,496,550,000	34,496,550,000
BANK'S LIABILITIES UNDER ACCEPTANCES	1,227,115,223	2,277,110,455	1,224,915,223	1,392,070,455
INTEREST PAYABLE	4,754,797,412	5,748,988,594	4,738,610,864	5,726,362,872
INTER ACCOUNT BALANCE, NET	4,138,347,345	5,519,337,506	4,125,751,251	5,502,468,602
OTHER LIABILITIES	8,910,906,318	9,993,562,470	8,232,632,108	9,640,894,922
TOTAL LIABILITIES	1,214,042,039,548	1,209,173,603,686	1,210,533,702,135	1,205,550,408,472

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2002	As at December 31, 2001	As at June 30, 2002	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.20)				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000,000	39,980,000,000	39,980,000,000	39,980,000,000
2,000,000 preferred shares of Baht 10 each	20,000,000	20,000,000	20,000,000	20,000,000
Issued and paid - up share capital				
1,466,495,694 ordinary shares of Baht 10 each	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
345,000 preferred shares of Baht 10 each (Notes 4.19 and 4.20)	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.8)	10,210,372,989	10,293,557,225	10,210,372,989	10,293,557,225
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.8)	6,032,609,118	6,257,794,426	6,032,609,118	6,257,794,426
FOREIGN EXCHANGE ADJUSTMENT	1,320,962,705	1,783,339,273	1,320,962,705	1,783,339,273
UNREALIZED GAINS ON INVESTMENT (Note 3.6)	9,367,379,377	8,538,151,062	9,367,379,377	8,538,151,062
UNREALIZED LOSSES ON INVESTMENT (Note 3.6)	(2,669,928,250)	(3,364,166,192)	(2,669,928,250)	(3,364,166,192)
RETAINED EARNINGS (DEFICIT)				
Appropriated				
Legal reserves (Note 4.23)	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Other reserves (Note 4.23)	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (Deficit)	(116,113,703,888)	(119,533,461,631)	(116,113,703,888)	(119,533,461,631)
TOTAL	47,369,613,391	43,197,135,503	47,369,613,391	43,197,135,503
MINORITY INTEREST	192,898,820	134,142,290	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	47,562,512,211	43,331,277,793	47,369,613,391	43,197,135,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,261,604,551,759	1,252,504,881,479	1,257,903,315,526	1,248,747,543,975

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2002	As at December 31, 2001	As at June 30, 2002	As at December 31, 2001
OFF - BALANCE - SHEET ITEMS				
CONTINGENCIES (Note 4.24)				
AVALS TO BILLS AND GUARANTEES				
OF LOANS	22,916,679,245	27,197,338,490	22,914,479,245	27,197,338,490
LIABILITY UNDER UNMATURED				
IMPORT BILLS	8,821,497,618	8,991,455,877	8,741,120,863	8,906,988,869
LETTERS OF CREDIT	24,551,001,610	19,835,359,665	24,032,696,921	19,688,882,774
OTHER CONTINGENCIES	480,627,689,841	535,374,724,294	498,305,365,235	551,142,962,126

Notes to the financial statements form an integral part of these financial statements



(Mr. Chartsiri Sophonpanich)

President



(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,491,825,754	10,103,915,391	8,412,812,911	10,044,699,101
Interest on interbank and money market items	1,424,214,083	2,446,810,095	1,545,110,797	2,629,392,385
Hire purchase and financial lease income	141,409	496,573	-	-
Investments	3,064,245,080	2,887,763,134	2,950,283,806	2,757,510,088
Total interest and dividend income	12,980,426,326	15,438,985,193	12,908,207,514	15,431,601,574
INTEREST EXPENSES				
Interest on deposits	4,952,071,791	6,237,576,866	4,896,198,279	6,187,167,255
Interest on interbank and money market items	174,381,344	382,117,200	188,982,278	432,777,797
Interest on short - term borrowings	431,705,318	509,477,545	431,705,318	520,898,465
Interest on long - term borrowings	2,041,661,189	2,082,564,148	2,041,661,189	2,082,564,148
Total interest expenses	7,599,819,642	9,211,735,759	7,558,547,064	9,223,407,665
NET INTEREST AND DIVIDEND INCOME	5,380,606,684	6,227,249,434	5,349,660,450	6,208,193,909
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	810,887,043	(2,156,617,207)	810,145,191	(2,120,159,323)
LOSS ON DEBT RESTRUCTURING	291,046,139	3,308,997,312	291,046,139	3,308,997,312
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	4,278,673,502	5,074,869,329	4,248,469,120	5,019,355,920
NON - INTEREST INCOME				
Gain (loss) on investments, net	243,146,536	(440,090,100)	243,146,536	(475,941,470)
Equity in undistributed net income (loss) of subsidiaries and associated companies	11,276,359	(27,935,642)	(53,741,385)	43,867,363
Fees and service income				
Acceptances, aval and guarantees	97,657,462	158,286,183	97,649,462	158,286,183
Others	2,643,222,059	2,397,053,667	2,516,457,497	2,380,883,034
Gain on exchange, net	438,927,844	248,057,118	456,285,452	165,963,425
Other income	483,112,528	104,068,522	470,224,172	89,416,717
Total non - interest income	3,917,342,788	2,439,439,748	3,730,021,734	2,362,475,252
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	8,196,016,290	7,514,309,077	7,978,490,854	7,381,831,172

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUTED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON - INTEREST EXPENSES				
Personnel expenses	2,035,223,745	1,993,362,514	1,936,792,616	1,966,994,925
Premises and equipment expenses	1,147,547,127	1,107,453,662	1,112,570,623	1,100,477,096
Taxes and duties	510,482,158	555,379,994	508,021,775	553,239,050
Fees and service expenses	611,738,075	358,415,012	593,215,269	357,147,024
Directors' remuneration	10,469,280	9,565,000	9,543,280	9,040,000
Contributions to the Financial Institutions Development Fund	1,022,437,511	1,024,146,465	1,020,491,466	1,023,432,427
Other expenses	1,308,361,224	911,212,533	1,249,727,830	816,099,883
Total non - interest expenses	6,646,259,120	5,959,535,180	6,430,362,859	5,826,430,405
INCOME BEFORE INCOME TAX	1,549,757,170	1,554,773,897	1,548,127,995	1,555,400,767
INCOME TAX EXPENSES (Note 4.29)	3,161,298	(101,065)	-	-
INCOME BEFORE MINORITY INTEREST	1,546,595,872	1,554,874,962	1,548,127,995	1,555,400,767
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT (LOSS)	(1,532,123)	(525,805)	-	-
NET INCOME	1,548,127,995	1,555,400,767	1,548,127,995	1,555,400,767
BASIC EARNINGS FOR THE QUARTERS PER SHARE (Note 3.15)	1.05	1.06	1.05	1.06
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **SHARES**	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	17,209,173,005	20,977,060,821	17,052,113,956	20,853,768,389
Interest on interbank and money market items	2,978,009,408	5,227,052,476	3,226,495,660	5,611,395,968
Hire purchase and financial lease income	442,270	1,169,409	-	-
Investments	6,075,388,483	5,282,221,954	5,847,286,912	5,009,913,742
Total interest and dividend income	26,263,013,166	31,487,504,660	26,125,896,528	31,475,078,099
INTEREST EXPENSES				
Interest on deposits	10,240,779,967	13,206,067,227	10,127,820,856	13,108,620,407
Interest on interbank and money market items	341,835,529	872,897,986	375,296,688	982,826,288
Interest on short - term borrowings	863,410,636	1,043,367,064	863,410,636	1,065,643,680
Interest on long - term borrowings	4,080,498,965	4,096,180,032	4,080,498,965	4,096,180,032
Total interest expenses	15,526,525,097	19,218,512,309	15,447,027,145	19,253,270,407
NET INTEREST AND DIVIDEND INCOME	10,736,488,069	12,268,992,351	10,678,869,383	12,221,807,692
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	451,652,614	(1,573,081,826)	455,696,239	(1,539,542,765)
LOSS ON DEBT RESTRUCTURING	1,673,909,623	4,489,844,173	1,673,909,623	4,489,844,173
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	8,610,925,832	9,352,230,004	8,549,263,521	9,271,506,284
NON - INTEREST INCOME				
Gain (loss) on investments, net	248,807,037	(270,937,369)	242,687,835	(376,002,756)
Equity in undistributed net income (loss) of subsidiaries and associated companies	15,750,546	(78,482,708)	(13,599,770)	180,785,101
Fees and service income				
Acceptances, aval and guarantees	178,329,566	263,650,240	178,296,566	263,648,740
Others	5,325,093,666	4,769,796,562	5,059,828,661	4,736,678,087
Gain on exchange, net	960,001,235	540,955,203	972,938,093	444,661,610
Gain on sale of assets	122,683,287	-	119,164,804	-
Other income	571,392,577	340,906,690	554,849,190	210,970,016
Total non - interest income	7,422,057,914	5,565,888,618	7,114,165,379	5,460,740,798
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	16,032,983,746	14,918,118,622	15,663,428,900	14,732,247,082

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINTUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
NON - INTEREST EXPENSES				
Personnel expenses	4,074,618,028	4,003,657,654	3,897,541,674	3,953,679,703
Premises and equipment expenses	2,467,781,496	2,177,228,107	2,396,024,493	2,163,971,752
Taxes and duties	959,647,079	1,054,640,909	954,681,363	1,050,806,997
Fees and service expenses	1,006,733,066	756,491,594	980,182,686	754,293,723
Directors' remuneration	16,799,080	15,781,000	15,242,080	14,680,000
Contributions to the Financial Institutions Development Fund	2,044,875,022	2,048,292,929	2,040,982,932	2,046,864,853
Other expenses	2,348,589,795	1,476,035,243	2,277,729,166	1,361,926,331
Total non - interest expenses	12,919,043,566	11,532,127,436	12,562,384,394	11,346,223,359
INCOME BEFORE INCOME TAX	3,113,940,180	3,385,991,186	3,101,044,506	3,386,023,723
INCOME TAX EXPENSES (Note 4.29)	4,074,588	181,192	-	-
INCOME BEFORE MINORITY INTEREST	3,109,865,592	3,385,809,994	3,101,044,506	3,386,023,723
MINORITY INTERESTS IN SUBSIDIARIES' PROFIT (LOSS)	8,821,086	(213,729)	-	-
NET INCOME	3,101,044,506	3,386,023,723	3,101,044,506	3,386,023,723
BASIC EARNINGS FOR THE HALF YEARS PER SHARE (Note 3.15)	2.11	2.31	2.11	2.31
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES **SHARES**	1,466,495,694	1,466,495,694	1,466,495,694	1,466,495,694

Notes to the financial statements form an integral part of these financial statements



(Mr. Chartsiri Sophonpanich)

President



(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ORDINARY SHARE CAPITAL				
Beginning balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
Ending balance	14,664,956,940	14,664,956,940	14,664,956,940	14,664,956,940
PREFERRED SHARES				
Beginning balance	3,450,000	3,450,000	3,450,000	3,450,000
Ending balance	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL				
Beginning balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
Ending balance	49,741,738,452	49,741,738,452	49,741,738,452	49,741,738,452
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	10,293,557,225	10,188,625,049	10,293,557,225	10,188,625,049
Additions (Deductions)	(83,184,236)	128,050,670	(83,184,236)	128,050,670
Ending balance	10,210,372,989	10,316,675,719	10,210,372,989	10,316,675,719
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	6,257,794,426	6,879,427,051	6,257,794,426	6,879,427,051
Additions	105,656,566	-	105,656,566	-
Deductions	(330,841,874)	(307,732,731)	(330,841,874)	(307,732,731)
Ending balance	6,032,609,118	6,571,694,320	6,032,609,118	6,571,694,320
FOREIGN EXCHANGE ADJUSTMENT				
Beginning balance	1,783,339,273	1,817,723,520	1,783,339,273	1,817,723,520
Additions (Deductions)	(462,376,568)	266,072,320	(462,376,568)	266,072,320
Ending balance	1,320,962,705	2,083,795,840	1,320,962,705	2,083,795,840
UNREALIZED GAINS ON INVESTMENTS				
Beginning balance	8,538,151,062	5,588,564,929	8,538,151,062	5,588,564,929
Additions (Deductions)	829,228,315	(1,243,906,385)	829,228,315	(1,243,906,385)
Ending balance	9,367,379,377	4,344,658,544	9,367,379,377	4,344,658,544
UNREALIZED LOSSES ON INVESTMENTS				
Beginning balance	(3,364,166,192)	(3,100,294,829)	(3,364,166,192)	(3,100,294,829)
Deductions (Additions)	694,237,942	(2,126,865,996)	694,237,942	(2,126,865,996)
Ending balance	(2,669,928,250)	(5,227,160,825)	(2,669,928,250)	(5,227,160,825)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
RETAINED EARNINGS (DEFICIT)				
Appropriated				
LEGAL RESERVES				
Beginning balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
Ending balance	11,544,800,000	11,544,800,000	11,544,800,000	11,544,800,000
OTHER RESERVES				
Beginning balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Ending balance	63,266,975,948	63,266,975,948	63,266,975,948	63,266,975,948
Unappropriated (deficit)				
Beginning balance	(119,533,461,631)	(126,639,324,267)	(119,533,461,631)	(126,639,324,267)
Additions - Net income	3,101,044,506	3,386,023,723	3,101,044,506	3,386,023,723
- Depreciation of building - appraisal (Note 4.1.3.5)	318,713,237	307,863,665	318,713,237	307,863,665
Ending balance	(116,113,703,888)	(122,945,436,879)	(116,113,703,888)	(122,945,436,879)
MINORITY INTEREST				
Beginning balance	134,142,290	22,202,259	-	-
Additions	58,756,530	54,950,227	-	-
Ending balance	192,898,820	77,152,486	-	-
TOTAL	47,562,512,211	34,443,300,545	47,369,613,391	34,366,148,059

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,101,044,506	3,386,023,723	3,101,044,506	3,386,023,723
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	5,096,863,012	5,280,042,175	5,104,261,087	5,291,075,254
Bad debt and doubtful accounts (reversal)	451,652,614	(1,573,081,826)	455,696,239	(1,539,542,765)
Loss on debt restructuring	1,673,909,623	4,489,844,173	1,673,909,623	4,489,844,173
Gain on foreign exchange	(1,086,198,110)	(509,997,509)	(1,086,386,508)	(508,865,493)
Loss (gain) on sales of assets	(6,153,090)	4,292,296	(5,444,436)	4,292,296
Unrealized loss on revaluation of trading securities	117,659,056	197,695,421	117,659,056	290,525,602
Gain on disposal of securities for investment	(262,335,451)	(437,215,197)	(256,458,630)	(429,698,814)
Loss on impairment of investments	89,524,499	735,305,614	89,524,499	735,305,614
Gain on reversal of impairment of investments	(24,185,368)	(112,011,701)	(24,185,368)	(112,011,701)
Gain on revaluation of land and premises	(11,299,706)	(2,157,592)	(11,299,706)	(2,157,592)
Equity in undistributed net loss (income) of subsidiaries and associated companies	(15,750,546)	78,482,708	13,599,770	(180,785,101)
Dividend income from subsidiaries and associated companies	20,988,300	1,949,805	20,988,300	2,899,796
Stock dividend received	(9,968,250)	-	(9,968,250)	-
Loss on impairment of properties foreclosed	254,066,650	179,191,798	207,304,319	101,644,944
Gain on reversal of impairment of properties foreclosed	-	(6,690,719)	-	(6,690,719)
Loss on impairment of other assets	21,121,754	20,089,900	16,427,705	20,089,900
Accrued interest receivable and dividend decrease	1,410,790,900	147,485,519	1,300,155,929	177,419,927
Accrued receivable - other increase	(39,507,388)	(189,311,614)	(42,350,352)	(174,061,176)
Accrued interest payable decrease	(994,191,182)	(322,579,176)	(987,752,007)	(308,732,788)
Accrued other expenses decrease	(152,924,386)	(440,539,657)	(158,046,805)	(481,757,980)
Minority interest in profit (loss) of subsidiaries	8,821,086	(213,729)	-	-
Income from operations before changes in operating assets and liabilities	9,643,928,523	10,926,604,412	9,518,678,971	10,754,817,100
Operating assets (increase) decrease				
Interbank and money market items	42,449,201,302	(20,675,333,774)	42,713,717,953	(22,273,798,820)
Negotiable certificates of deposit	16,476,753	21,891,616	16,476,753	21,891,616
Securities purchased under resale agreements	(46,718,000,000)	12,942,000,000	(47,279,000,000)	12,942,000,000
Current investments - trading securities	3,844,726,366	(966,788,679)	3,844,726,366	(947,423,991)
Loans	(5,223,330,550)	16,332,566,099	(5,315,537,317)	16,309,013,921
Properties foreclosed	616,463,983	207,765,854	540,561,679	173,974,996
Other assets	(3,494,574,950)	(621,595,248)	(3,130,032,821)	(616,868,155)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Interbank and money market items	(502,371,999)	(2,191,809,950)	(1,062,766,643)	(633,349,415)
Negotiable certificates of deposit	(76,112,237)	(57,503,177)	(287,100)	(91,932,049)
Deposits	11,111,874,611	26,884,374,226	11,179,940,935	26,343,348,707
Liabilities payable on demand	235,465,171	161,461,987	198,880,832	389,869,219
Securities sold under repurchase agreements	10,000,000	(2,700,000,000)	10,000,000	(2,700,000,000)
Other liabilities	(2,739,799,530)	2,083,903,677	(2,960,192,781)	2,486,501,391
Net cash provided by operating activities	9,173,947,443	42,347,537,043	8,275,166,827	42,158,044,520
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(87,891,582,206)	(60,990,460,984)	(85,799,852,922)	(59,404,993,420)
Proceeds from sales of available for sale securities	76,129,524,628	30,232,544,103	75,028,778,710	29,273,887,028
Purchase of held to maturity debt securities	(9,382,223,162)	(15,943,444,698)	(8,746,380,420)	(15,035,166,910)
Proceeds from redemption of held to maturity debt securities	13,718,462,629	6,218,483,452	13,044,852,144	4,856,303,477
Purchase of general investments	(480,000,000)	(19,003,900)	(480,000,000)	(18,378,900)
Proceeds from sales of general investments	64,834,888	252,866,746	64,834,888	252,866,746
Purchase of investments in subsidiaries and asssosiated companies	-	-	-	(14,125,000)
Proceeds from sales of investments in subsidiaries and asssosiated companies	-	135,000,000	-	135,000,565
Purchase of premises, equipment and leasehold	(966,566,016)	(652,048,309)	(948,872,705)	(640,158,579)
Proceeds from sales of premises, equipment and leasehold	11,020,488	14,138,167	6,925,432	14,138,167
Net cash used in investing activities	(8,796,528,751)	(40,751,925,423)	(7,829,714,873)	(40,580,626,826)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

(Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for floating rate note	-	(3,420,362,988)	-	(3,420,362,988)
Cash paid for subordinated bonds extinguishment	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)
Net cash used in financing activities	(2,530,000,000)	(5,950,362,988)	(2,530,000,000)	(5,950,362,988)
Effect on cash due to changes in the exchange rates	(17,948,226)	11,459,300	(15,893,084)	9,153,646
Net decrease in cash	(2,170,529,534)	(4,343,292,068)	(2,100,441,130)	(4,363,791,648)
Cash as at January 1,	16,141,827,206	16,177,506,477	16,017,906,106	16,124,897,801
Cash as at June 30,	13,971,297,672	11,834,214,409	13,917,464,976	11,761,106,153

Notes to the financial statements form an integral part of these financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Bank of Thailand's (the BOT) regulations and guidelines to estimate the minimum required allowance for doubtful accounts. The BOT's guidelines require banks to categorize their loan portfolios into six categories subject to different levels of provisioning and established new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks to perform the qualitative reviews of their loans and or commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. As at June 30, 2002 and December 31, 2001 the Bank is carrying out the qualitative loan reviews as an on going process which may continue to affect the classification and therefore the estimate of allowance for doubtful accounts. The Bank believes that the effect on the financial statements for the half year ended June 30, 2002 and for the year ended December 31, 2001 would not be material, had the Bank completed qualitative loan review procedures as required by the BOT's guidelines.

The BOT has also issued additional guidelines clarifying the above guidelines, regarding the basis for debt restructuring and collateral appraisal of the financial institutions, worthless or irrecoverable assets or assets with doubtful value of recoverability and reports to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgment by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2002 and December 31, 2001 the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change, as considered necessary by the BOT.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2002 and December 31, 2001 the Bank has a total staff of 18,241 and 18,705, respectively.

2.1 The consolidated financial statements and the Bank's financial statements are presented in accordance with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001 and its related letter of July 9, 2001.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with requirement accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited (formerly known as Thaksin Finance Company Limited), Sinsubtawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets in their December 31, 2000 audited financial statement amounting to Baht 730.4 million and Thai Precision Manufacturing Company Limited reported total assets in their December 31, 2001 audited financial statements amounting to Baht 776.2 million.

In addition, the consolidated financial statements for the half year ended June 30, 2002 and as at December 31, 2001 also included Bualuang Securities Company Limited (formerly known as B.O.A. Securities Company Limited) the 65.00% and 81.25% owned subsidiary of Bualuang Finance Company Limited, respectively.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank and account for investment in subsidiaries and associated companies by the equity method. However, the Bank's interest in subsidiaries was taken from the audited financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which has not been audited; and the Bank's interest in associated companies' equity

was taken from the unaudited financial statements of these companies except for Asia Credit Public Company Limited's financial statements which has been audited.

2.4 Reclassifications

The financial statements for the half year ended June 30, 2001 were reclassified so as to be in accordance with the presentation of the financial statements for the half year ended June 30, 2002 as follows :

The presentation of the financial statements for the half year ended June 30, 2002	**The presentation of the financial statements for the half year ended June 30, 2001**
- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in losses (gains) on foreign exchange.	- Cash flows from operating activities in the statements of cash flows includes gains (losses) on revaluation of forward contracts in other liabilities.
- Investing activities in the statements of cash flows were presented as purchase of investment and proceeds from sales of investment in available for sale securities, held to maturity debt securities, general investments and investment in subsidiaries and associated companies.	- Investing activities in the statements of cash flows were presented as current investments and long-term investments on a net basis.
- Cash paid for floating rate note in the statements of cash flows was presented in cash flows from financing activities.	- Cash paid for floating rate note in the statements of cash flows was presented in cash flows from operating activities.

The Bank recategorized interest on short-term borrowings and interest on long-term borrowings in statements of income for the quarter and for the half year ended June 30, 2001 for the purpose of comparing financial statement figures.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

3.3 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans. (see Note 4.5)

3.4 Allowance for doubtful accounts

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, revoking the notification on the same subject dated March 17, 2000, which required the Bank to write off doubtful of loss loans in excess of collateral and fully provisioned for in accordance with the notification of the BOT. The Bank has considered recording the loans and related allowance for doubtful accounts for doubtful of loss loans which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at June 30, 2002 amounting to Baht 88,143.3 million[*] and Baht 88,034.9 million,[*] respectively, to conform with such notification.

As at June 30, 2002, December 31, 2001 and June 30, 2001, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines to be Baht 105,638.7 million,[**] Baht 13,725.0 million[***] and Baht 16,045.9 million,[****] respectively, in the consolidated financial statements and Baht 105,132.1 million,[**] Baht 13,215.0 million[***] and Baht 15,272.9 million,[****] respectively, in the Bank's financial statements.

As at June 30, 2002, December 31, 2001 and June 30, 2001, the Bank and its subsidiary companies recorded allowance for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 42,473.8 million, Baht 44,395.4 million and Baht 49,052.5 million, respectively, in the consolidated financial statements and of Baht 42,304.5 million, Baht 44,204.5 million and Baht 48,751.1 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by the lower amount of loss on debt restructuring or allowance for doubtful accounts recorded in the previous period.

3.5 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivables, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt restructuring using modification of payment schedule, the Bank follows TAS No. 34, which requires that the fair value of loans be calculated based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring

---

[*] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 127.1 million.

[**] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 158.7 million

[***] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 28.9 million

[****] Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 63.2 million

as expense as incurred. Subsequently, the Bank recalculates the abovementioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

3.6 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available for sale securities, held to maturity securities, or general investment which the Bank present as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available for sale securities, general investment and debt securities maturing more than one year.

Trading securities are those instruments that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Realized gains and losses from the sale of trading securities and unrealized gains and losses from changes in fair value are recognized as non-interest income. Interest earned on trading securities is recognized as interest income on an accrual basis.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held to maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any. Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held to maturity securities, trading securities or investments in subsidiaries and associated companies are classified as available for sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available for sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities are classified as general investment and carried at cost, net of valuation allowances for impairment, if any. Valuation allowances for impairment are established by recognizing an unrealized loss on impairment in the statement of income upon impairment of investments as per Bank's assessment.

Investments in receivables which are classified as available for sale securities are carried at fair value, net of valuation allowances for impairment, if any. The related unrealized gains or losses are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held to maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from the TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities included in interest income, is recognized on an accrual basis and included the amortization of premiums and accretion of discounts using methods that produces a level yield.

The fair value of debt instruments is calculated as follows :

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average yield from four reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

The Bank presented investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

3.7 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the period including the balance sheets of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of oversea branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of oversea branches and foreign subsidiaries are included as a component in shareholders' equity.

3.8 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income. (see Note 4.9)

In 2002, condominium were reappraised by independent professional appraisers according to the guidelines established by the BOT. The BOT's guidelines require banks to reappraise such asset every year.

Land is stated at new appraised value. Premises is stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises – reappraised	20 - 30	years
Premises – newly construct	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.9 Leasehold

Leasehold is stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement. (see Note 4.6)

3.11 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the period.

3.12 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

3.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.15 Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net income (loss) by the average number of ordinary shares outstanding, weighted according to time and amount paid.

Diluted earnings (losses) per share are computed from adjusting the net income (loss) attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at June 30, 2002 and 2001, since the exercise price of the convertible bonds was higher than the average market value of ordinary shares, calculation of the diluted earnings (losses) per share is not affected.

3.16 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 3% of employee basic

salary while the Bank's contribution is at the rate of 4%. The employees are entitled to benefits upon termination of employment status.

The provident fund for oversea branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.17 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.18 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash are cash on hand and cash in transit.

4.1.2 Cash paid for interest and income tax for the half years ended June 30, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest	16,520.7	19,541.1	16,434.8	19,562.0
Income tax	164.4	185.3	160.2	178.5

4.1.3 Significant non-cash items are as follows:

4.1.3.1 For the half year ended June 30, 2002 the Bank recorded an increase in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 829.2 million. The Bank also recorded a decrease in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 694.2 million.

For the half year ended June 30, 2001 the Bank recorded a decrease in unrealized gain on investment, added to equity, in the consolidated and the Bank's financial statements amounting to Baht 1,243.9 million. The Bank also recorded an increase in unrealized loss on investment, deducted from equity, in the consolidated and the Bank's financial statements amounting to Baht 2,126.9 million.

4.1.3.2 For the half year ended June 30, 2002, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 619.7 million, Baht 18.3 million and Baht 1,909.2 million, respectively.

For the half year ended June 30, 2001, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 3,884.9 million and Baht 4,797.1 million, respectively.

4.1.3.3 For the half year ended June 30, 2002, the Bank has accepted the right of the Bank against the non-negotiable promissory note which was classified as held to maturity debt securities amounting to Baht 2,033.3 million from the TAMC as discussed in Note 4.4.1.

4.1.3.4 For the half year ended June 30, 2002, the Bank recognized interest income on the right of the promissory note from the TAMC on an accrual basis amounting to Baht 211.9 million and concurrently provides reserve for loss sharing from the TAMC by the same amount.

4.1.3.5 For the half years ended June 30, 2002 and 2001 the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per premises appraisal to retained earnings amounting to Baht 318.7 million and Baht 307.9 million, respectively.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	11,032.3	-	11,032.3	5,998.0	-	5,998.0
Commercial banks	158.5	8,415.2	8,573.7	125.2	7,443.8	7,569.0
Other banks	6.0	-	6.0	3.1	-	3.1
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	103.0	364.7	467.7	2.8	114.8	117.6
Other financial Institutions	226.0	66.3	292.3	257.1	146.4	403.5
Total	11,525.8	8,846.2	20,372.0	6,386.2	7,705.0	14,091.2
Add Accrued interest Receivables	-	36.9	36.9	-	97.0	97.0
Less Allowance for doubtful Accounts	(1.6)	(13.9)	(15.5)	(1.2)	(1.9)	(3.1)
Total domestic items	11,524.2	8,869.2	20,393.4	6,385.0	7,800.1	14,185.1
Foreign items						
USD	3,800.3	115,835.1	119,635.4	8,513.2	157,430.6	165,943.8
JPY	5,467.2	451.4	5,918.6	2,416.2	5,080.2	7,496.4
Others	1,121.0	18,062.6	19,183.6	1,326.0	18,687.1	20,013.1
Total	10,388.5	134,349.1	144,737.6	12,255.4	181,197.9	193,453.3
Add Accrued interest receivables	0.5	1,307.6	1,308.1	0.1	2,389.8	2,389.9
Less Allowance for doubtful Accounts	-	(143.2)	(143.2)	(15.8)	(10.1)	(25.9)
Total foreign items	10,389.0	135,513.5	145,902.5	12,239.7	183,577.6	195,817.3
Total domestic and foreign items	21,913.2	144,382.7	166,295.9	18,624.7	191,377.7	210,002.4

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	11,022.2	-	11,022.2	5,987.8	-	5,987.8
Commercial banks	37.8	8,400.1	8,437.9	57.8	7,416.6	7,474.4
Other banks	3.4	-	3.4	3.1	-	3.1
Finance companies, Finance and securities Companies, Securities Companies and Credit foncier companies	50.0	149.7	199.7	2.8	114.8	117.6
Other financial Institutions	226.0	66.3	292.3	257.1	146.4	403.5
Total	11,339.4	8,616.1	19,955.5	6,308.6	7,677.8	13,986.4
Add Accrued interest receivables	-	35.2	35.2	-	96.9	96.9
Less Allowance for doubtful accounts	(1.6)	(13.9)	(15.5)	(1.2)	(1.9)	(3.1)
Total domestic items	11,337.8	8,637.4	19,975.2	6,307.4	7,772.8	14,080.2
Foreign items						
USD	3,800.0	116,076.7	119,876.7	8,512.9	158,079.7	166,592.6
JPY	5,467.2	451.4	5,918.6	2,416.2	5,080.2	7,496.4
Others	879.9	26,391.8	27,271.7	1,114.6	26,427.3	27,541.9
Total	10,147.1	142,919.9	153,067.0	12,043.7	189,587.2	201,630.9
Add Accrued interest receivables	0.5	1,305.5	1,306.0	0.1	2,384.6	2,384.7
Less Allowance for doubtful accounts	-	(143.2)	(143.2)	(15.8)	(10.1)	(25.9)
Total foreign items	10,147.6	144,082.2	154,229.8	12,028.0	191,961.7	203,989.7
Total domestic and foreign items	21,485.4	152,719.6	174,205.0	18,335.4	199,734.5	218,069.9

As at June 30, 2002 and December 31, 2001, the Bank had no non-performing loans to financial institutions, for which interest or principal has been in arrears for more than 3 months from their due dates.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Government bonds and Bank of Thailand bonds	70,960.0	26,242.0	70,800.0	25,521.0
State enterprise securities	2,000.0	-	2,000.0	-
Total	72,960.0	26,242.0	72,800.0	25,521.0

4.4 Investments

4.4.1 As at June 30, 2002 and December 31, 2001, the Bank classified investments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Trading securities	652.8	4,626.5	652.8	4,626.5
Available for sale securities	182,909.1	170,817.2	176,553.0	165,250.4
Held-to-maturity debt securities	71,932.2	74,418.2	70,266.3	72,642.0
General investments	12,269.2	11,828.2	12,251.0	11,809.3
Investment in subsidiaries and associated companies (Note 4.4.2)	3,172.1	3,304.2	8,636.4	8,962.9
Total investments, net	270,935.4	264,994.3	268,359.5	263,291.1

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	561.7	2.8	(0.7)	563.8
Private enterprises debt securities	88.2	0.8	-	89.0
Total	649.9	3.6	(0.7)	652.8
Add (less) Revaluation allowance	2.9			-
Total	652.8			652.8
Available for sale securities				
Government and state enterprise securities	31,328.9	185.7	(0.1)	31,514.5
Private enterprises debt securities	1,520.7	31.4	(0.2)	1,551.9
Foreign debt securities	6,676.5	61.7	(19.9)	6,718.3
Domestic marketable equity securities	87.7	2.2	-	89.9
Total	39,613.8	281.0	(20.2)	39,874.6
Add (less) Revaluation allowance	260.8			-
Total	39,874.6			39,874.6
Held to maturity debt securities				
Government and state enterprise securities	6,711.1	57.1	-	6,768.2
Foreign debt securities	4,070.1	12.0	-	4,082.1
Total	10,781.2	69.1	-	10,850.3
Less Allowance for impairment	-			-
Total	10,781.2			10,850.3
Total current investments, net	51,308.6			51,377.7

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	110,415.0	5,778.0	(496.5)	115,696.5
Private enterprises debt securities	10,758.8	654.9	(189.3)	11,224.4
Foreign debt securities	8,900.0	148.7	(21.9)	9,026.8
Domestic marketable equity securities	4,935.3	2,025.0	(840.0)	6,120.3
Foreign marketable equity securities	1,551.1	26.8	(646.3)	931.6
Investments in receivables	34.9	-	-	34.9
Total	136,595.1	8,633.4	(2,194.0)	143,034.5
Add (less) Revaluation allowance	6,475.5			-
Less Allowance for impairment	(36.1)			-
Total	143,034.5			143,034.5
Held to maturity debt securities				
Government and state enterprise securities	55,430.1	2,355.3	-	57,785.4
Private enterprises debt securities	18.2	-	-	18.2
Foreign debt securities	5,658.0	38.4	(22.4)	5,674.0
Investments in receivables	44.7	-	-	44.7
Total	61,151.0	2,393.7	(22.4)	63,522.3
Less Allowance for impairment	-			-
Total	61,151.0			63,522.3
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,986.0	2,214.1	(958.6)	7,241.5
Foreign non – marketable equity securities	483.8	108.6	(158.8)	433.6
Total regular equity securities	6,469.8	2,322.7	(1,117.4)	7,675.1
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,314.4	5,996.5	(29.4)	9,281.5
Non – listed securities	4,374.6	1,762.4	(167.2)	5,969.8
Total equity securities received through debt restructuring	7,689.0	7,758.9	(196.6)	15,251.3
Total	14,158.8	10,081.6	(1,314.0)	22,926.4
Less Allowance for impairment	(1,889.6)			-
Total	12,269.2			22,926.4
Total long – term investments, net	216,454.7			229,483.2

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,845.4	118.4	-	3,963.8
Private enterprises debt securities	536.0	10.5	-	546.5
Foreign debt securities	124.5	-	(8.3)	116.2
Total	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities				
Government and state enterprise securities	14,174.8	25.5	(0.3)	14,200.0
Private enterprises debt securities	814.7	15.5	-	830.2
Foreign debt securities	3,115.8	1.0	(0.4)	3,116.4
Domestic marketable equity securities	109.0	5.8	-	114.8
Total	18,214.3	47.8	(0.7)	18,261.4
Add (less) Revaluation allowance	47.1			-
Total	18,261.4			18,261.4
Held to maturity debt securities				
Government and state enterprise securities	10,436.7	261.3	-	10,698.0
Foreign debt securities	6,080.3	62.4	(25.8)	6,116.9
Total	16,517.0	323.7	(25.8)	16,814.9
Less Allowance for impairment	(6.8)			-
Total	16,510.2			16,814.9
Total current investments, net	39,398.1			39,702.8

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	122,404.4	6,263.1	(358.0)	128,309.5
Private enterprises debt securities	11,221.4	581.2	(194.8)	11,607.8
Foreign debt securities	7,176.3	188.2	(35.1)	7,329.4
Domestic marketable equity securities	5,174.3	877.4	(1,577.2)	4,474.5
Foreign marketable equity securities	1,371.7	0.2	(604.5)	767.4
Investments in receivables	67.2	-	-	67.2
Total	147,415.3	7,910.1	(2,769.6)	152,555.8
Add (less) Revaluation allowance	5,140.5			-
Total	152,555.8			152,555.8
Held to maturity debt securities				
Government and state enterprise securities	52,917.6	2,553.5	(35.1)	55,436.0
Foreign debt securities	4,965.3	37.4	(21.6)	4,981.1
Investments in receivables	42.8	-	-	42.8
Total	57,925.7	2,590.9	(56.7)	60,459.9
Less Allowance for impairment	(17.7)			-
Total	57,908.0			60,459.9
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,510.0	1,743.9	(1,171.9)	6,082.0
Foreign non – marketable equity securities	526.0	86.5	(163.7)	448.8
Total regular equity securities	6,036.0	1,830.4	(1,335.6)	6,530.8
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,282.5	1,789.2	-	5,071.7
Non – listed securities	4,346.3	895.3	(453.8)	4,787.8
Total equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,664.8	4,514.9	(1,789.4)	16,390.3
Less Allowance for impairment	(1,836.6)			-
Total	11,828.2			16,390.3
Total long – term investments, net	222,292.0			229,406.0

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	561.7	2.8	(0.7)	563.8
Private enterprises debt securities	88.2	0.8	-	89.0
Total	649.9	3.6	(0.7)	652.8
Add (less) Revaluation allowance	2.9			-
Total	652.8			652.8
Available for sale securities				
Government and state enterprise securities	31,293.0	185.4	(0.2)	31,478.2
Private enterprises debt securities	1,321.1	31.4	-	1,352.5
Foreign debt securities	4,378.2	15.5	(2.8)	4,390.9
Total	36,992.3	232.3	(3.0)	37,221.6
Add (less) Revaluation allowance	229.3			-
Total	37,221.6			37,221.6
Held to maturity debt securities				
Government and state enterprise securities	6,659.0	57.0	-	6,716.0
Foreign debt securities	3,794.4	11.1	-	3,805.5
Total	10,453.4	68.1	-	10,521.5
Less Allowance for impairment	-			-
Total	10,453.4			10,521.5
Total current investments, net	48,327.8			48,395.9

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	110,350.7	5,775.3	(496.5)	115,629.5
Private enterprises debt securities	10,638.4	647.1	(189.3)	11,096.2
Foreign debt securities	5,479.9	40.1	(1.1)	5,518.9
Domestic marketable equity securities	4,935.3	2,025.0	(840.0)	6,120.3
Foreign marketable equity securities	1,551.1	26.8	(646.3)	931.6
Investments in receivables	34.9	-	-	34.9
Total	132,990.3	8,514.3	(2,173.2)	139,331.4
Add (less) Revaluation allowance	6,377.2			-
Less Allowance for impairment	(36.1)			-
Total	139,331.4			139,331.4
Held to maturity debt securities				
Government and state enterprise securities	55,430.1	2,355.3	-	57,785.4
Private enterprises debt securities	18.2	-	-	18.2
Foreign debt securities	4,319.9	20.2	(22.4)	4,317.7
Investments in receivables	44.7	-	-	44.7
Total	59,812.9	2,375.5	(22.4)	62,166.0
Less Allowance for impairment	-			-
Total	59,812.9			62,166.0
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,976.2	2,214.0	(957.2)	7,233.0
Foreign non – marketable equity securities	467.8	75.7	(152.5)	391.0
Total regular equity securities	6,444.0	2,289.7	(1,109.7)	7,624.0
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,314.4	5,996.5	(29.4)	9,281.5
Non – listed securities	4,374.6	1,762.4	(167.2)	5,969.8
Total equity securities received through debt restructuring	7,689.0	7,758.9	(196.6)	15,251.3
Total	14,133.0	10,048.6	(1,306.3)	22,875.3
Less Allowance for impairment	(1,882.0)			-
Total	12,251.0			22,875.3
Total long – term investments, net	211,395.3			224,372.7

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,845.4	118.4	-	3,963.8
Private enterprises debt securities	536.0	10.5	-	546.5
Foreign debt securities	124.5	-	(8.3)	116.2
Total	4,505.9	128.9	(8.3)	4,626.5
Add (less) Revaluation allowance	120.6			-
Total	4,626.5			4,626.5
Available for sale securities				
Government and state enterprise securities	14,149.8	25.5	-	14,175.3
Private enterprises debt securities	694.2	11.3	-	705.5
Foreign debt securities	1,791.8	0.3	(0.4)	1,791.7
Total	16,635.8	37.1	(0.4)	16,672.5
Add (less) Revaluation allowance	36.7			-
Total	16,672.5			16,672.5
Held to maturity debt securities				
Government and state enterprise securities	10,394.1	261.2	-	10,655.3
Foreign debt securities	5,395.8	60.8	(25.8)	5,430.8
Total	15,789.9	322.0	(25.8)	16,086.1
Less Allowance for impairment	(6.8)			-
Total	15,783.1			16,086.1
Total current investments, net	37,082.1			37,385.1

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long – term investments				
Available for sale securities				
Government and state enterprise securities	122,377.2	6,260.3	(358.0)	128,279.5
Private enterprises debt securities	11,221.4	581.2	(194.8)	11,607.8
Foreign debt securities	3,364.9	28.5	(11.9)	3,381.5
Domestic marketable equity securities	5,174.3	877.4	(1,577.2)	4,474.5
Foreign marketable equity securities	1,371.7	0.2	(604.5)	767.4
Investments in receivables	67.2	-	-	67.2
Total	143,576.7	7,747.6	(2,746.4)	148,577.9
Add (less) Revaluation allowance	5,001.2			-
Total	148,577.9			148,577.9
Held to maturity debt securities				
Government and state enterprise securities	52,917.6	2,553.5	(35.1)	55,436.0
Foreign debt securities	3,916.2	14.0	(21.7)	3,908.5
Investments in receivables	42.8	-	-	42.8
Total	56,876.6	2,567.5	(56.8)	59,387.3
Less Allowance for impairment	(17.7)			-
Total	56,858.9			59,387.3
General investments				
Regular equity securities				
Domestic non – marketable equity securities	5,500.1	1,743.8	(1,170.5)	6,073.4
Foreign non – marketable equity securities	509.0	54.9	(157.1)	406.8
Total regular equity securities	6,009.1	1,798.7	(1,327.6)	6,480.2
Equity securities received through debt restructuring				
Domestic non – marketable equity securities				
Listed securities	3,282.5	1,789.2	-	5,071.7
Non – listed securities	4,346.3	895.3	(453.8)	4,787.8
Total equity securities received through debt restructuring	7,628.8	2,684.5	(453.8)	9,859.5
Total	13,637.9	4,483.2	(1,781.4)	16,339.7
Less Allowance for impairment	(1,828.6)			-
Total	11,809.3			16,339.7
Total long – term investments, net	217,246.1			224,304.9

On October 12, 2001, the Bank has entered into the Asset Transfer Agreement (the Agreement) with the Thai Asset Management Corporation (TAMC) in order to transfer the impaired assets of the Bank including all rights over the assets securing such assets as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (the TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the BOT. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average rate of deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agree to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50 % each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceed 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second losses portion will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until June 30, 2002 and for the half year ended June 30, 2002 amounting to Baht 24,490.4 million and Baht 2,033.3 million to TAMC, respectively. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

Investments classified in accordance with the notification of the BOT as at June 30, 2002 and December 31, 2001 are presented in Note 4.5.8.

As at June 30, 2002, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such

companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haword (Thailand) Co., Ltd., Krisdamahanakorn Public Co., Ltd., and Sri U-Thong Co., Ltd.

As at December 31, 2001, the Bank accounts for investment in the companies, in which the Bank has equal to or more than 20% holding, that were acquired through debt restructuring by the cost method because the Bank intends to hold these investments on a temporary basis. Such companies are Noble Place Co., Ltd., City Realty Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., EMC Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., and Thai Film Industries Public Co., Ltd.

As at June 30, 2002 and December 31, 2001, the Bank had allowance for impairment of goodwill in investments in subsidiaries and associated companies amounting to Baht 1,491.8 million in the consolidated and the Bank's financial statements.

The contractual maturity of the Bank's investment in debt securities classified as available for sales securities and held to maturity securities as at June 30, 2002 and December 31, 2001 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002			
	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprises securities	31,328.9	74,974.1	35,440.9	141,743.9
Private enterprises debt securities	1,429.6	8,945.9	1,904.0	12,279.5
Foreign debt securities	6,676.5	8,702.6	197.4	15,576.5
Total	39,435.0	92,622.6	37,542.3	169,599.9
Add (less) Revaluation allowance	258.6	4,805.0	1,068.9	6,132.5
Total	39,693.6	97,427.6	38,611.2	175,732.4
Held to maturity debt securities				
Government and state enterprises securities	6,711.1	27,629.2	27,800.9	62,141.2
Private enterprises debt securities	-	18.2	-	18.2
Foreign debt securities	4,070.1	5,047.4	610.6	9,728.1
Total	10,781.2	32,694.8	28,411.5	71,887.5
Less Allowance for impairment	-	-	-	-
Total	10,781.2	32,694.8	28,411.5	71,887.5
Total debt securities	50,474.8	130,122.4	67,022.7	247,619.9

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	MATURITY			
	1 Year	**1 to 5 Years**	**Over 5 Years**	**Total**
Available for sale securities				
Government and state enterprises securities	14,174.8	93,944.9	28,459.5	136,579.2
Private enterprises debt securities	694.2	9,897.7	1,444.2	12,036.1
Foreign debt securities	3,115.8	6,382.0	794.3	10,292.1
Total	17,984.8	110,224.6	30,698.0	158,907.4
Add (less) Revaluation allowance	37.1	4,495.7	1,953.1	6,485.9
Total	18,021.9	114,720.3	32,651.1	165,393.3
Held to maturity debt securities				
Government and state enterprises securities	10,436.7	30,460.4	22,457.2	63,354.3
Foreign debt securities	6,080.3	4,385.8	579.5	11,045.6
Total	16,517.0	34,846.2	23,036.7	74,399.9
Less Allowance for impairment	(6.8)	(17.7)	-	(24.5)
Total	16,510.2	34,828.5	23,036.7	74,375.4
Total debt securities	34,532.1	149,548.8	55,687.8	239,768.7

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	MATURITY			
	1 Year	**1 to 5 Years**	**Over 5 Years**	**Total**
Available for sale securities				
Government and state enterprises securities	31,293.0	74,909.8	35,440.9	141,643.7
Private enterprises debt securities	1,321.1	8,734.4	1,904.0	11,959.5
Foreign debt securities	4,378.2	5,282.5	197.4	9,858.1
Total	36,992.3	88,926.7	37,542.3	163,461.3
Add (less) Revaluation allowance	229.3	4,706.7	1,068.9	6,004.9
Total	37,221.6	93,633.4	38,611.2	169,466.2
Held to maturity debt securities				
Government and state enterprises securities	6,659.0	27,629.2	27,800.9	62,089.1
Private enterprises debt securities	-	18.2	-	18.2
Foreign debt securities	3,794.4	3,709.3	610.6	8,114.3
Total	10,453.4	31,356.7	28,411.5	70,221.6
Less Allowance for impairment	-	-	-	-
Total	10,453.4	31,356.7	28,411.5	70,221.6
Total debt securities	47,675.0	124,990.1	67,022.7	239,687.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available for sale securities				
Government and state enterprises securities	14,149.8	93,917.7	28,459.5	136,527.0
Private enterprises debt securities	694.2	9,777.2	1,444.2	11,915.6
Foreign debt securities	1,791.8	2,718.0	646.9	5,156.7
Total	16,635.8	106,412.9	30,550.6	153,599.3
Add (less) Revaluation allowance	36.7	4,346.0	1,959.3	6,342.0
Total	16,672.5	110,758.9	32,509.9	159,941.3
Held to maturity debt securities				
Government and state enterprises securities	10,394.1	30,460.4	22,457.2	63,311.7
Foreign debt securities	5,395.8	3,336.7	579.5	9,312.0
Total	15,789.9	33,797.1	23,036.7	72,623.7
Less Allowance for impairment	(6.8)	(17.7)	-	(24.5)
Total	15,783.1	33,779.4	23,036.7	72,599.2
Total debt securities	32,455.6	144,538.3	55,546.6	232,540.5

4.4.2 As at June 30, 2002 and December 31, 2001, the Bank had investments in subsidiaries and associated companies, net as follows :

(million Baht)

Company	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002						
	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	17.1	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	12.7	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	116.3	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	7.9	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,509.9	-
Total					5,446.1	4,663.9	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,172.1	

* Formerly Bangkok SMBC Leasing Co., Ltd.

** Formerly Bangkok Sakura Software Service Co., Ltd.

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31 , 2001

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited.	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					5,446.1	4,796.0	
Less Allowance for impairment					-	(1,491.8)	
Investments in associated companies, net					5,446.1	3,304.2	

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,115.0	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,240.0	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,346.3	-
Bualuang Finance Co., Ltd.***	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	710.3	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	52.7	-
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.*	Finance	Ordinary share	60.0	25.88%	15.9	17.1	-
Bangkok SMBC Systems Co., Ltd.**	Service	Ordinary share	20.0	39.00%	7.8	12.7	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	116.3	3.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	7.9	18.0
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,509.9	-
Total					9,691.1	10,128.2	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,636.4	

* Formerly Bangkok SMBC Leasing Co., Ltd.
** Formerly Bangkok Sakura Software Service Co., Ltd.
*** Formerly Thaksin Finance Co., Ltd.

(million Baht)

Company	Type of Business	Securities Type	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries companies							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	1,272.4	-
Bangkok Bank Berhad	Banking	Ordinary share	1,012.2	100.00%	1,012.2	1,251.3	-
Sinsubtawee Assets Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,392.6	-
Bualuang Finance Co., Ltd.*	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	688.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	54.0	0.9
Associated companies							
P.T. BBL Dharmala Finance	Finance	Ordinary share	256.5	22.50%	86.5	-	-
BSL Leasing Co.,Ltd.**	Finance	Ordinary share	60.0	25.88%	15.9	13.4	-
Bangkok SMBC Systems Co., Ltd.***	Service	Ordinary share	20.0	39.00%	7.8	15.2	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	108.3	2.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	-	24.90%	-	-	-
MC Private Equity Management (Private) Limited	Finance	Ordinary share	2.5	30.00%	0.8	6.6	36.2
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	91.1	2.2	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	182.9	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	30.0	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	5,028.1	4,650.3	-
Total					9,691.1	10,454.7	
Less Allowance for impairment					-	(1,491.8)	
Investments in subsidiaries and associated companies, net					9,691.1	8,962.9	

Investments which represent more than 10% of the paid-up capital classified according to industry group, consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	*December 31, 2001*	*June 30, 2002*	*December 31, 2001*
Agriculture and mining	-	-	-	-
Manufacturing and commercial	5,193.2	5,293.4	5,193.2	5,293.4
Real estate and construction	454.3	483.8	454.3	483.8
Utilities and services	3,181.1	3,185.1	3,181.1	3,185.1
Others	234.4	235.2	234.4	235.2
Total	9,063.0	9,197.5	9,063.0	9,197.5

* Formerly Thaksin Finance Co., Ltd.

** Formerly Bangkok SMBC Leasing Co., Ltd.

*** Formerly Bangkok Sakura Software Service Co., Ltd.

Gains and losses related to investments included in statement of income for the quarters and for the half years ended June 30, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2002		June 30, 2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	35.0	(7.0)	43.6	(34.3)
Gains (losses) on sales of available for sale securities	410.7	(271.5)	119.0	(4.7)
Gains on sales of general investment	4.0	-	74.1	-
Unrealized gains (losses) on revaluation of trading securities	24.3	-	24.0	(218.9)
Losses on impairment of investments	-	(3.7)	-	(442.9)
Gains on redemption investments in receivables of available for sale securities	49.0	-	-	-
Gains on capital recovery from equity securities of general investment	2.3	-	-	-

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2002		June 30, 2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	150.0	(32.1)	168.4	(55.2)
Gains (losses) on sales of available for sale securities	514.7	(271.5)	291.6	(5.0)
Gains (losses) on sales of general investment	19.4	-	109.6	(12.7)
Gains on sales of investment in subsidiaries And associated companies	-	-	53.4	-
Unrealized gains (losses) on revaluation of trading securities	-	(117.7)	92.8	(290.5)
Losses on impairment of investments	-	(89.5)	-	(735.3)
Gains on reversal of impairment of investments	24.2	-	112.0	-
Gains on redemption investment in receivables of available for sale securities	49.0	-	-	-
Gains on capital recovery from equity securities of general investment	2.3	-	-	-

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2002		June 30, 2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	35.0	(7.0)	38.6	(34.3)
Gains (losses) on sales of available for sale securities	410.7	(271.5)	109.8	(2.3)
Gains on sales of general investment	4.0	-	74.1	-
Unrealized gains (losses) on revaluation of trading securities	24.3	-	-	(218.9)
Losses on impairment of investments	-	(3.7)	-	(442.9)
Gains on redemption investment in receivables of available for sale securities	49.0	-	-	-
Gains on capital recovery from equity securities of general investment	2.3	-	-	-

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2002		June 30, 2001	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	150.0	(32.1)	163.3	(55.2)
Gains (losses) on sales of available for sale securities	508.6	(271.5)	281.7	(2.3)
Gains (losses) on sales of general investment	19.4	-	109.6	(12.7)
Gains on sales of investment in subsidiaries And associated companies	-	-	53.4	-
Unrealized losses on revaluation of trading securities	-	(117.7)	-	(290.5)
Losses on impairment of investments	-	(89.5)	-	(735.3)
Gains on reversal of impairment of investments	24.2	-	112.0	-
Gains on redemption investment in receivables of available for sale securities	49.0	-	-	-
Gains on capital recovery from equity securities of general investment	2.3	-	-	-

For the half years ended June 30, 2002 and 2001, the Bank reversed impairment of certain investments of oversea branches since there were indications that the impairment losses recognized for investments in the prior periods has decreased or no longer exist.

As at June 30, 2002, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 605.4 million. These companies had net book value totaling Baht 1.5 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 603.9 million.

As at December 31, 2001, the Bank had investments in 24 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 505.0 million. These companies had net book value totaling Baht 7.1 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 497.9 million.

As at June 30, 2002, the Bank had investments in 17 listed companies that are under SET delisting criteria amounting to Baht 4,195.9 million with the fair value of Baht 10,104.2 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 29.5 million.

As at December 31, 2001, the Bank had investments in 12 listed companies that are under SET delisting criteria amounting to Baht 4,116.2 million with the fair value of Baht 6,232.2 million. The Bank did not set aside any allowance for impairment of these investments.

4.5 Loans and accrued interest receivable

In accordance with the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002, the Bank reversed its previous write-off of loan which were classified doubtful of loss loans in excess of collateral, which had been fully provisioned for in accordance with the notification of the BOT and had been written off with the accumulated outstanding balance as at December 31, 2001 amounting to Baht 93,906.6 million and Baht 93,795.2 million, respectively onto the consolidated and the Bank's balance sheets as at June 30, 2002 amounting to Baht 88,143.3 million and Baht 88,034.9 million, respectively.

4.5.1 Classified by product as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Overdrafts	83,436.7	85,974.2	82,546.2	85,052.0
Loans	587,432.5	509,584.7	585,374.4	507,490.5
Bills	138,891.3	128,335.1	136,160.5	125,746.0
Hire purchase receivables	32.9	6.2	-	-
Other	80.3	47.0	-	-
Total	809,873.7	723,947.2	804,081.1	718,288.5
Less Unearned discounts	(174.9)	(159.5)	(161.1)	(146.9)
Total	809,698.8	723,787.7	803,920.0	718,141.6
Add Accrued interest receivable	1,579.2	1,767.1	1,567.8	1,755.7
Less Allowance for doubtful accounts	(148,250.5)	(58,142.6)	(147,574.7)	(57,434.7)
Revaluation allowance for debt restructuring	(7,545.6)	(11,118.7)	(7,545.6)	(11,104.8)
Total	655,481.9	656,293.5	650,367.5	651,357.8

4.5.2 Classified by remaining maturity as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Up to 1 year *	516,231.4	451,113.0	511,461.0	446,416.4
Over 1 year	293,642.3	272,834.2	292,620.1	271,872.1
Total	809,873.7	723,947.2	804,081.1	718,288.5
Less Unearned discounts	(174.9)	(159.5)	(161.1)	(146.9)
Total	809,698.8	723,787.7	803,920.0	718,141.6
Add Accrued interest receivable	1,579.2	1,767.1	1,567.8	1,755.7
Total	811,278.0	725,554.8	805,487.8	719,897.3

* Including past-due contracts

4.5.3 Classified by currency and customer's residence as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	704,246.9	4,663.7	708,910.6	634,746.8	1,839.7	636,586.5
USD	28,812.5	45,755.7	74,568.2	27,213.8	37,882.8	65,096.6
Others	4,156.8	22,238.1	26,394.9	3,316.4	18,947.7	22,264.1
	737,216.2	72,657.5	809,873.7	665,277.0	58,670.2	723,947.2
Less Unearned discounts			(174.9)			(159.5)
Total			809,698.8			723,787.7
Add Accrued interest receivable			1,579.2			1,767.1
Total			811,278.0			725,554.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	702,679.1	4,663.7	707,342.8	633,532.9	1,839.7	635,372.6
USD	28,812.5	45,745.1	74,557.6	27,213.9	37,861.0	65,074.9
Others	4,156.8	18,023.9	22,180.7	3,316.4	14,524.6	17,841.0
	735,648.4	68,432.7	804,081.1	664,063.2	54,225.3	718,288.5
Less Unearned discounts			(161.1)			(146.9)
Total			803,920.0			718,141.6
Add Accrued interest receivable			1,567.8			1,755.7
Total			805,487.8			719,897.3

4.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,059.3	743.4	696.5	406.7	5,641.3	19,547.2
Manufacturing and commercial	349,048.2	17,275.6	18,402.6	11,414.9	97,473.4	493,614.7
Real estate and construction	40,798.6	8,412.9	3,597.4	1,445.5	35,990.1	90,244.5
Utilities and services	63,655.2	1,668.5	2,777.7	1,077.1	21,577.2	90,755.7
Housing loans	36,897.2	1,782.9	1,780.7	1,617.8	21,909.1	63,987.7
Others	33,805.5	969.3	1,027.9	557.3	15,363.9	51,723.9
	536,264.0	30,852.6	28,282.8	16,519.3	197,955.0	809,873.7
Less Unearned discounts						(174.9)
Total						809,698.8
Add Accrued interest receivable						1,579.2
Total						811,278.0

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	13,262.2	727.1	455.6	700.5	3,583.9	18,729.3
Manufacturing and commercial	347,560.3	14,613.5	13,115.9	22,812.6	43,300.8	441,403.1
Real estate and construction	40,827.1	4,344.0	6,616.5	4,135.9	21,633.6	77,557.1
Utilities and services	59,862.5	4,688.7	2,478.9	828.6	11,768.1	79,626.8
Housing loans	38,872.2	1,716.8	1,735.6	1,626.9	18,176.3	62,127.8
Others	38,062.2	1,222.5	662.8	1,769.1	2,786.5	44,503.1
	538,446.5	27,312.6	25,065.3	31,873.6	101,249.2	723,947.2
Less Unearned discounts						(159.5)
Total						723,787.7
Add Accrued interest receivable						1,767.1
Total						725,554.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	11,920.4	699.7	696.5	406.7	5,470.5	19,193.8
Manufacturing and commercial	346,240.8	16,846.6	18,381.3	11,405.3	97,322.9	490,196.9
Real estate and construction	40,575.9	8,331.2	3,595.3	1,445.1	35,708.3	89,655.8
Utilities and services	63,237.1	1,668.1	2,769.9	1,077.1	21,570.8	90,323.0
Housing loans	36,419.7	1,760.7	1,764.6	1,603.1	21,838.5	63,386.6
Others	33,500.6	962.6	1,026.0	536.1	15,299.7	51,325.0
	531,894.5	30,268.9	28,233.6	16,473.4	197,210.7	804,081.1
Less Unearned discounts						(161.1)
Total						803,920.0
Add Accrued interest receivable						1,567.8
Total						805,487.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,995.4	727.1	455.6	700.5	3,564.5	18,443.1
Manufacturing and commercial	344,890.1	14,227.4	13,107.4	22,803.0	42,901.5	437,929.4
Real estate and construction	40,615.8	4,284.5	6,615.8	4,134.4	21,301.5	76,952.0
Utilities and services	59,505.6	4,688.3	2,478.8	820.8	11,760.3	79,253.8
Housing loans	38,439.6	1,686.6	1,723.4	1,617.0	18,098.1	61,564.7
Others	37,759.9	1,217.3	660.1	1,767.2	2,741.0	44,145.5
	534,206.4	26,831.2	25,041.1	31,842.9	100,366.9	718,288.5
Less Unearned discounts						(146.9)
Total						718,141.6
Add Accrued interest receivable						1,755.7
Total						719,897.3

As at June 30, 2002 and December 31, 2001, the Bank had non-performing loans, which represent loans for which interest or principal has been in arrears for more than three months from their due dates, amounting to Baht 108,252.4 million and Baht 106,108.3 million, respectively.

4.5.5 As at June 30, 2002 and December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	537,486.3	241,724.9	1	2,417.3
Special mentioned	31,141.5	7,311.0	2	146.2
Substandard	28,353.1	11,612.8	20	2,322.6
Doubtful	16,500.1	6,595.4	50	3,297.7
Doubtful of loss	197,971.9	97,454.9	100	97,454.9
Total	811,452.9	364,699.0		105,638.7
Less Unearned discounts	(174.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				42,473.8
Total	811,278.0			148,112.5 *

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	539,831.1	248,753.4	1	2,487.5
Special mentioned	27,619.0	9,677.5	2	193.5
Substandard	25,141.4	9,307.8	20	1,861.6
Doubtful	31,873.6	17,427.3	50	8,713.7
Doubtful of loss	101,249.2	468.7	100	468.7
Total	725,714.3	285,634.7		13,725.0
Less Unearned discounts	(159.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,395.4
Total	725,554.8			58,120.4 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 138.1 million. (see Note 4.6)

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 22.1 million. (see Note 4.6)

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	533,103.5	238,763.5	1	2,387.6
Special mentioned	30,557.7	7,030.3	2	140.6
Substandard	28,303.6	11,597.2	20	2,319.4
Doubtful	16,473.4	6,581.4	50	3,290.7
Doubtful of loss	197,210.7	96,993.8	100	96,993.8
Total	805,648.9	360,966.2		105,132.1
Less Unearned discounts	(161.1)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				42,304.5
Total	805,487.8			147,436.6 *

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.8	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	100,366.8	-	100	-
Total	720,044.2	281,717.7		13,215.1
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	719,897.3			57,419.6 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 138.1 million. (see Note 4.6)

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 15.1 million. (see Note 4.6)

4.5.6 The following pro forma information is provided to present the effects had the loans and related allowance for doubtful accounts, which had been written off, been recorded back in the Bank's financial statements for the year ended December 31, 2001, for comparability purposes only. The Bank did not present aforementioned information in the consolidated financial statements for the year ended December 31, 2001 due to the amount of the loans and related allowance for doubtful accounts of subsidiary company to be recorded back is not material.

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS		
	As prior year reported	Pro forma loan and allowance for doubtful account written off	Pro forma after the effect of reversal loan and allowance for doubtful account
Loan	718,141.6	93,795.2	811,936.8
Accrued Interest receivables	1,755.7	-	1,755.7
Total	719,897.3	93,795.2	813,692.5
Less Allowance for doubtful accounts	(57,434.7)	(93,795.2)	(151,229.9)
Revaluation allowance for debt restructuring	(11,104.8)	-	(11,104.8)
	651,357.8	-	651,357.8

4.5.6.1 Classified by product as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS
Overdrafts	85,816.9
Loans	597,233.8
Bills	129,033.0
Hire purchase receivables	-
Other	-
Total	812,083.7
Less Unearned discounts	(146.9)
Total	811,936.8
Add Accrued interest receivable	1,755.7
Less Allowance for doubtful accounts	(151,229.9)
Revaluation allowance for debt restructuring	(11,104.8)
Total	651,357.8

4.5.6.2 Classified by remaining maturity as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS
Up to 1 year *	502,113.2
Over 1 year	309,970.5
Total	812,083.7
Less Unearned discounts	(146.9)
Total	811,936.8
Add Accrued interest receivable	1,755.7
Total	813,692.5

4.5.6.3 Classified by currency and customer's residence as at December 31, 2001 :

(million Baht)

	THE BANK FINIANCIAL STATEMENTS		
	Domestic	**Foreign**	**Total**
BAHT	712,969.6	4,896.2	717,865.8
USD	29,181.7	45,319.2	74,500.9
Others	3,505.8	16,211.2	19,717.0
	745,657.1	66,426.6	812,083.7
Less Unearned discounts			(146.9)
Total			811,936.8
Add Accrued interest receivable			1,755.7
Total			813,692.5

4.5.6.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of loss**	**Total**
Agriculture and mining	12,995.4	727.1	455.6	700.5	5,168.0	20,046.6
Manufacturing and commercial	344,890.1	14,227.4	13,107.4	22,803.0	91,735.1	486,763.0
Real estate and construction	40,615.8	4,284.5	6,615.8	4,134.4	39,366.2	95,016.7
Utilities and services	59,505.6	4,688.3	2,478.8	820.8	22,534.6	90,028.1
Housing loans	38,439.6	1,686.6	1,723.4	1,617.0	21,062.7	64,529.3
Others	37,759.9	1,217.3	660.1	1,767.2	14,295.5	55,700.0
	534,206.4	26,831.2	25,041.1	31,842.9	194,162.1	812,083.7
Less Unearned discounts						(146.9)
Total						811,936.8
Add Accrued interest receivable						1,755.7
Total						813,692.5

* Including past-due contracts

4.5.6.5 As at December 31, 2001, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by BOT	% Required per BOT	Provision Recorded by the Bank
Normal	535,579.7	245,475.7	1	2,454.8
Special mentioned	27,137.4	9,519.1	2	190.4
Substandard	25,117.2	9,305.1	20	1,861.0
Doubtful	31,843.0	17,417.8	50	8,708.9
Doubtful of loss	194,162.1	93,795.2	100	93,795.2
Total	813,839.4	375,512.9		107,010.3
Less Unearned discounts	(146.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				44,204.5
Total	813,692.5			151,214.8 *

4.5.7 As at June 30, 2002 and December 31, 2001, the Bank and subsidiaries have loans and accrued interest receivables to companies with certain financial positions and results of operation problems as defined in the SET's guidelines dated July 17, 1998, regarding quality of assets and related party transactions, for which the Bank has provided an allowance for the related doubtful accounts in the caption of loan and accrued interest receivables, as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	25,638.0	6,056.2	649.1	649.1
Total	35	26,455.2	6,056.2	1,466.3	1,466.3

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 130.1 million.

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS June 30, 2002				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.2	-	817.2	817.2
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	27	25,638.0	6,056.2	649.1	649.1
Total	35	26,455.2	6,056.2	1,466.3	1,466.3

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	-	-	-	-	-
Financial institutions taken control and ordered to decrease and increase capital by the BOT	-	-	-	-	-
Listed companies identified for delisting	23	25,512.7	6,318.5	192.7	192.7
Total	23	25,512.7	6,318.5	192.7	192.7

The doubtful of loss loans which had been written back onto the balance sheet as at June 30, 2002 included loans to 8 financial institutions ordered closed. The loans to these debtors had been written off in the previous period.

4.5.8 As at June 30, 2002 and December 31, 2001, assets classified in accordance with the notification of the BOT are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	537,486.3	-	-	135.7	537,622.0
Special mentioned	31,141.5	-	-	23.5	31,165.0
Substandard	28,353.1	-	-	23.5	28,376.6
Doubtful	16,500.1	-	-	44.2	16,544.3
Doubtful of loss	197,971.9	1,125.6	1,467.2	2,043.7	202,608.4
Loss	-	-	-	-	-
Total	811,452.9	1,125.6	1,467.2	2,270.6	816,316.3
Less Unearned discounts	(174.9)				
Total	811,278.0				

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	539,831.1	-	-	170.5	540,001.6
Special mentioned	27,619.0	-	-	17.7	27,636.7
Substandard	25,141.4	-	-	16.5	25,157.9
Doubtful	31,873.6	-	-	49.4	31,923.0
Doubtful of loss	101,249.2	1,548.8	1,096.6	1,900.4	105,795.0
Loss	-	-	-	-	-
Total	725,714.3	1,548.8	1,096.6	2,154.5	730,514.2
Less Unearned discounts	(159.5)				
Total	725,554.8				

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	533,103.5	-	-	135.7	533,239.2
Special mentioned	30,557.7	-	-	23.4	30,581.1
Substandard	28,303.6	-	-	23.2	28,326.8
Doubtful	16,473.4	-	-	44.1	16,517.5
Doubtful of loss	197,210.7	1,119.0	1,306.1	2,037.4	201,673.2
Loss	-	-	-	-	-
Total	805,648.9	1,119.0	1,306.1	2,263.8	810,337.8
Less Unearned discounts	(161.1)				
Total	805,487.8				

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	535,579.8	-	-	170.4	535,750.2
Special mentioned	27,137.4	-	-	17.6	27,155.0
Substandard	25,117.2	-	-	16.4	25,133.6
Doubtful	31,843.0	-	-	49.3	31,892.3
Doubtful of loss	100,366.8	1,540.3	981.9	1,893.4	104,782.4
Loss	-	-	-	-	-
Total	720,044.2	1,540.3	981.9	2,147.1	724,713.5
Less Unearned discounts	(146.9)				
Total	719,897.3				

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank during the half years ended June 30, 2002 and 2001 classified into the restructuring methods are as follows :

(million Baht)

Restructuring Method	Cases	June 30, 2002 Outstanding Debt Before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	75	1,148.6	Land, building, Machinery, Leasehold	982.6
Debt – equity conversion	10	461.2	Share Capital	453.8
Debt restructuring in various forms	8,202	19,171.6		
Total	8,287	20,781.4		

(million Baht)

Restructuring Method	Cases	June 30, 2001 Outstanding Debt Before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	95	4,006.3	Land, building, machinery	5,249.0
Debt – equity conversion	14	4,078.0	Share capital	4,174.2
Debt restructuring in various forms	18,720	87,119.4		
Total	18,829	95,203.7		

For debt repayment through asset transfer according to debt restructuring contract, the Bank recognized the transferred asset at the lower of recorded loan amount or asset fair value.

For the quarter and the half year ended June 30, 2002, the Bank recognized interest income from restructured debts amounting to Baht 3,441.2 million and Baht 6,338.8 million, respectively.

For the quarter and the half year ended June 30, 2001, the Bank recognized interest income from restructured debts amounting to Baht 3,435.4 million and Baht 6,516.5 million, respectively.

As at June 30, 2002 and December 31, 2001, the Bank had outstanding loan to restructured debtors amounting to Baht 265,335.2 million and Baht 282,276.9 million, respectively.

4.6 Allowance for doubtful accounts

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	2,489.2	193.9	1,864.7	8,723.5	465.0	44,406.2	58,142.5
Doubtful accounts	(70.1)	-	459.8	-	-	62.0	451.7
Bad debt recovered	-	-	-	-	(2.8)	116.2	113.4
Bad debt written off	(0.4)	0.5	2.5	1.0	106.5	(692.8)	(582.7)
Other	-	(47.6)	-	(5,419.6)	97,010.6	(1,417.7)	90,125.7 *
Balance carried forward	2,418.7	146.8	2,327.0	3,304.9	97,579.3	42,473.9	148,250.6

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	2,476.3	198.6	1,984.1	3,009.1	925.6	43,977.8	52,571.5
Doubtful accounts	12.2	-	(116.3)	-	-	(3,499.2)	(3,603.3)
Bad debt recovered	-	-	-	-	-	428.7	428.7
Bad debt written off	0.7	(0.1)	(3.1)	(0.2)	3.9	(5,291.7)	(5,290.5)
Other	-	(4.6)	-	5,714.6	(464.5)	8,790.6	14,036.1
Balance carried forward	2,489.2	193.9	1,864.7	8,723.5	465.0	44,406.2	58,142.5

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	2,456.5	190.7	1,864.1	8,718.8	-	44,204.6	57,434.7
Doubtful accounts	(67.5)	-	459.8	-	-	63.3	455.6
Bad debt recovered	-	-	-	-	-	116.2	116.2
Bad debt written off	-	-	-	-	-	(585.2)	(585.2)
Other	-	(49.6)	-	(5,420.8)	97,118.2	(1,494.5)	90,153.3 **
Balance carried forward	2,389.0	141.1	2,323.9	3,298.0	97,118.2	42,304.4	147,574.6

* Including allowance for doubtful accounts written back amounting to Baht 88,143.3 million. (see Note 3.4)

** Including allowance for doubtful accounts written back amounting to Baht 88,034.9 million. (see Note 3.4)

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	2,451.5	196.2	1,930.5	3,003.7	-	43,883.8	51,465.7
Doubtful accounts	5.0	-	(66.4)	-	-	(3,197.5)	(3,258.9)
Bad debt recovered	-	-	-	-	-	428.7	428.7
Bad debt written off	-	-	-	-	-	(5,238.7)	(5,238.7)
Other	-	(5.5)	-	5,715.1	-	8,328.3	14,037.9
Balance carried forward	2,456.5	190.7	1,864.1	8,718.8	-	44,204.6	57,434.7

As at December 31, 2001, the Bank had written off Baht 93,795.2 million loans classified as doubtful of loss which were in excess of collateral and fully provisioned for. This was in accordance with notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated March 17, 2000. (see Note 3.4)

The allowance for doubtful accounts of Baht 148,250.6 million in the June 30, 2002 consolidated financial statements include an allowance for legal expense paid in advance of Baht 138.1 million. The allowance for doubtful accounts of Baht 147,574.6 million in the Bank's June 30, 2002 financial statements include an allowance for legal expense paid in advance of Baht 138.1 million.

The allowance for doubtful accounts of Baht 58,142.5 million in the December 31, 2001 consolidated financial statements include an allowance for legal expense paid in advance of Baht 22.1 million. The allowance for doubtful accounts of Baht 57,434.7 million in the Bank's December 31, 2001 financial statements include an allowance for legal expense paid in advance of Baht 15.1 million.

As at June 30, 2002 and December 31, 2001, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 1.2 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

For the half year ended June 30, 2002 and for the year ended December 31, 2001, collateral supporting significant loans were reappraised by either independent appraisers approved by the BOT or internal appraisers of the Bank and the subsidiaries. For collateral valuation, the Bank followed the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 18, 2002 in that up to 90% of appraised value is deducted from the debtor's balance before provision for collateral that have been marked to market or appraised within 12 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For debtors with balance of less than Baht 5 million, up to 90% of the appraised value of collaterals is deducted from the debtor's balance before provision if the collaterals have been marked to market or appraised within 36 months. For collaterals that are less frequently appraised, up to 50% deduction is applied.

The Bank classified its assets and provisions for loan losses using guidelines in the BOT's Notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated February 18, 2002.

4.7 Revaluation allowance for debt restructuring

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Balance brought forward	11,118.7	8,929.4	11,104.8	8,929.4
Increase during the period	814.9	7,315.2	814.9	7,275.5
Write off/ decrease during the period	(4,388.0)	(5,125.9)	(4,374.1)	(5,100.1)
Balance carried forward	7,545.6	11,118.7	7,545.6	11,104.8

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	32,391.2	2,211.1	(685.2)	33,917.1
Movable assets	787.7	17.3	(0.7)	804.3
Total properties foreclosed	33,178.9	2,228.4	(685.9)	34,721.4
Less Allowance for impairment	(1,298.1)	(254.1)	47.7	(1,504.5)
Total properties foreclosed,net	31,880.8	1,974.3	(638.2)	33,216.9

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	16,821.3	16,613.9	(1,044.0)	32,391.2
Movable assets	612.1	193.7	(18.1)	787.7
Total properties foreclosed	17,433.4	16,807.6	(1,062.1)	33,178.9
Less Allowance for impairment	(776.6)	(667.3)	145.8	(1,298.1)
Total properties foreclosed,net	16,656.8	16,140.3	(916.3)	31,880.8

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,926.4	2,161.9	(605.1)	31,483.2
Movable assets	787.7	17.3	(0.7)	804.3
Total properties foreclosed	30,714.1	2,179.2	(605.8)	32,287.5
Less Allowance for impairment	(1,183.4)	(207.3)	47.3	(1,343.4)
Total properties foreclosed,net	29,530.7	1,971.9	(558.5)	30,944.1

(million Baht)

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	14,603.8	16,590.0	(1,267.4)	29,926.4
Movable assets	611.9	193.4	(17.6)	787.7
Total properties foreclosed	15,215.7	16,783.4	(1,285.0)	30,714.1
Less Allowance for impairment	(776.5)	(550.6)	143.7	(1,183.4)
Total properties foreclosed, net	14,439.2	16,232.8	(1,141.3)	29,530.7

For the half year ended June 30, 2002, there is no impairment reversal of properties foreclosed.

For the half year ended June 30, 2001, the Bank reversed impairment of certain properties foreclosed since there were indications that the impairment losses recognized on properties foreclosed in the prior periods has decreased or no longer exist.

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2002 and December 31, 2001, are presented in Note 4.5.8.

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,179.4	8,540.1	14,440.1	730.0	30,889.6
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation – cost	-	(4,051.9)	(11,686.6)	-	(15,738.5)
Less Accumulated depreciation – Appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,471.9	10,356.0	2,753.5	730.0	30,311.4
Additions/acquisitions – cost	-	80.6	631.4	474.1	1,186.1
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease – charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase – charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers – cost	(4.0)	(5.5)	(134.7)	(242.8)	(387.0)
Disposals/transfers – Appraisal increase	(71.0)	(22.7)	-	-	(93.7)
Depreciation for the period – cost	-	(173.6)	(555.9)	-	(729.5)
Depreciation for the period – Appraisal increase	-	(318.7)	-	-	(318.7)
Accumulated depreciation – disposals – cost	-	5.5	128.9	-	134.4
Accumulated depreciation – disposals – Appraisal increase	-	15.5	-	-	15.5
Accumulated depreciation – Appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	9.2	0.3	(1.7)	-	7.8
Total	16,406.1	10,054.4	2,821.5	961.3	30,243.3
Closing amount					
Cost	7,184.6	8,609.2	14,919.1	961.3	31,674.2
Appraisal increase (year 2000 and year 2002)	10,210.5	15,354.8	-	-	25,565.3
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation – cost	-	(4,213.7)	(12,097.6)	-	(16,311.3)
Less Accumulated depreciation – Appraisal increase	-	(9,186.6)	-	-	(9,186.6)
Net closing amount	16,406.1	10,054.4	2,821.5	961.3	30,243.3

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,301.6	8,497.0	13,742.0	377.8	29,918.4
Appraisal increase (year 2000)	10,155.2	15,131.4	-	-	25,286.6
Appraisal decrease (year 2000)	(991.6)	(521.6)	-	-	(1,513.2)
Less Accumulated depreciation – cost	-	(3,729.9)	(10,911.3)	-	(14,641.2)
Less Accumulated depreciation – Appraisal increase	-	(8,120.4)	-	-	(8,120.4)
Net opening amount	16,465.2	11,256.5	2,830.7	377.8	30,930.2
Additions/acquisitions – cost	-	129.5	1,115.8	959.4	2,204.7
Appraisal increase	131.8	0.4	-	-	132.2
Disposals/transfers – cost	(0.3)	(2.0)	(418.8)	(607.2)	(1,028.3)
Disposals/transfers – Appraisal increase	(2.9)	(0.7)	-	-	(3.6)
Depreciation for the year – cost	-	(366.8)	(1,184.3)	-	(1,551.1)
Depreciation for the year – Appraisal increase	-	(621.4)	-	-	(621.4)
Accumulated depreciation – disposals – cost	-	2.0	414.3	-	416.3
Accumulated depreciation – disposals – Appraisal increase	-	0.2	-	-	0.2
Exchange rate adjustments	(121.9)	(41.7)	(4.2)	-	(167.8)
Total	16,471.9	10,356.0	2,753.5	730.0	30,311.4
Closing amount					
Cost	7,179.4	8,540.1	14,440.1	730.0	30,889.6
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation – cost	-	(4,051.9)	(11,686.6)	-	(15,738.5)
Less Accumulated depreciation – Appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net closing amount	16,471.9	10,356.0	2,753.5	730.0	30,311.4

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,170.8	8,396.5	14,277.5	730.0	30,574.8
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation – cost	-	(3,994.3)	(11,610.6)	-	(15,604.9)
Less Accumulated depreciation – Appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net opening amount	16,463.3	10,270.0	2,666.9	730.0	30,130.2
Additions/acquisitions – cost	-	80.6	613.7	474.1	1,168.4
Appraisal increase	-	335.1	-	-	335.1
Appraisal decrease – charge against previous appraisal increase	-	(89.5)	-	-	(89.5)
Appraisal increase – charge against previous appraisal decrease	-	13.1	-	-	13.1
Disposals/transfers – cost	(4.0)	(5.5)	(124.8)	(242.8)	(377.1)
Disposals/transfers – Appraisal increase	(71.0)	(22.7)	-	-	(93.7)
Depreciation for the period – cost	-	(172.7)	(539.5)	-	(712.2)
Depreciation for the period – Appraisal increase	-	(318.7)	-	-	(318.7)
Accumulated depreciation – disposals – cost	-	5.5	122.0	-	127.5
Accumulated depreciation – disposals – Appraisal increase	-	15.5	-	-	15.5
Accumulated depreciation – Appraisal increase	-	(141.7)	-	-	(141.7)
Exchange rate adjustments	9.7	5.5	(1.2)	-	14.0
Total	16,398.0	9,974.5	2,737.1	961.3	30,070.9
Closing amount					
Cost	7,176.5	8,474.3	14,751.9	961.3	31,364.0
Appraisal increase (year 2000 and year 2002)	10,210.5	15,354.8	-	-	25,565.3
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation – cost	-	(4,158.7)	(12,014.8)	-	(16,173.5)
Less Accumulated depreciation – Appraisal increase	-	(9,186.6)	-	-	(9,186.6)
Net closing amount	16,398.0	9,974.5	2,737.1	961.3	30,070.9

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,293.2	8,356.4	13,665.1	377.8	29,692.5
Appraisal increase (year 2000)	10,155.2	15,131.4	-	-	25,286.6
Appraisal decrease (year 2000)	(991.6)	(521.6)	-	-	(1,513.2)
Less Accumulated depreciation – cost	-	(3,675.3)	(10,858.8)	-	(14,534.1)
Less Accumulated depreciation – Appraisal increase	-	(8,120.4)	-	-	(8,120.4)
Net opening amount	16,456.8	11,170.5	2,806.3	377.8	30,811.4
Additions/acquisitions – cost	-	129.5	1,040.5	959.4	2,129.4
Appraisal increase	131.8	0.4	-	-	132.2
Disposals/transfers – cost	(0.3)	(2.0)	(417.7)	(607.2)	(1,027.2)
Disposals/transfers – Appraisal increase	(2.9)	(0.7)	-	-	(3.6)
Depreciation for the year – cost	-	(364.9)	(1,171.3)	-	(1,536.2)
Depreciation for the year – Appraisal increase	-	(621.4)	-	-	(621.4)
Accumulated depreciation – disposals – cost	-	2.0	413.6	-	415.6
Accumulated depreciation – disposals – Appraisal increase	-	0.2	-	-	0.2
Exchange rate adjustments	(122.1)	(43.6)	(4.5)	-	(170.2)
Total	16,463.3	10,270.0	2,666.9	730.0	30,130.2
Closing amount					
Cost	7,170.8	8,396.5	14,277.5	730.0	30,574.8
Appraisal increase (year 2000)	10,281.5	15,131.8	-	-	25,413.3
Appraisal decrease (year 2000)	(989.0)	(522.4)	-	-	(1,511.4)
Less Accumulated depreciation – cost	-	(3,994.3)	(11,610.6)	-	(15,604.9)
Less Accumulated depreciation – Appraisal increase	-	(8,741.6)	-	-	(8,741.6)
Net closing amount	16,463.3	10,270.0	2,666.9	730.0	30,130.2

4.10 Deposits

4.10.1 Classified by product as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Demand	37,143.5	33,764.8	36,511.0	32,999.3
Savings	349,997.3	329,468.4	349,977.0	329,629.5
Fixed				
Up to 6 months	513,928.2	532,854.0	513,410.3	532,070.9
6 months – less than 1 year	36,597.3	42,081.3	35,992.7	41,257.1
1 year and over	151,702.4	140,116.5	146,650.1	135,404.3
Negotiable certificates of deposit	1,284.6	1,332.5	569.1	569.4
Total	1,090,653.3	1,079,617.5	1,083,110.2	1,071,930.5

4.10.2 Classified by remaining maturity as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Up to 1 year	1,074,733.8	1,068,689.4	1,067,606.8	1,061,763.5
Over 1 year	15,919.5	10,928.1	15,503.4	10,167.0
Total	1,090,653.3	1,079,617.5	1,083,110.2	1,071,930.5

4.10.3 Classified by currency and customer's residence as at June 30, 2002 and December 31, 2001:

(million Baht)

	CONSOLIDATED FINIANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	972,765.7	26,276.6	999,042.3	962,599.8	22,579.4	985,179.2
USD	15,122.0	42,354.4	57,476.4	15,991.5	44,471.7	60,463.2
Others	3,535.1	30,599.5	34,134.6	3,160.9	30,814.2	33,975.1
Total	991,422.8	99,230.5	1,090,653.3	981,752.2	97,865.3	1,079,617.5

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	970,988.8	26,276.6	997,265.4	960,927.1	22,579.4	983,506.5
USD	15,059.7	42,352.3	57,412.0	15,931.0	44,470.6	60,401.6
Others	3,499.9	24,932.9	28,432.8	3,119.6	24,902.8	28,022.4
Total	989,548.4	93,561.8	1,083,110.2	979,977.7	91,952.8	1,071,930.5

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	500.9	500.9	-	2,492.0	2,492.0
Commercial banks	960.4	80.6	1,041.0	782.4	115.7	898.1
Other banks	345.5	672.8	1,018.3	361.4	633.9	995.3
Finance companies, Finance and Securities companies, Securities companies and credit foncier Companies	1,753.4	66.2	1,819.6	1,127.9	91.3	1,219.2
Other financial Institutions	2,003.5	59.6	2,063.1	2,187.4	68.9	2,256.3
Total domestic items	5,062.8	1,380.1	6,442.9	4,459.1	3,401.8	7,860.9
Foreign items						
USD	516.8	3,206.2	3,723.0	613.6	3,335.7	3,949.3
JPY	32.7	8,176.6	8,209.3	88.5	9,268.5	9,357.0
Others	1,770.6	3,256.1	5,026.7	1,337.4	1,399.6	2,737.0
Total foreign items	2,320.1	14,638.9	16,959.0	2,039.5	14,003.8	16,043.3
Total domestic and Foreign items	7,382.9	16,019.0	23,401.9	6,498.6	17,405.6	23,904.2

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	-	500.9	500.9	-	2,492.0	2,492.0
Commercial banks	960.4	80.6	1,041.0	837.7	115.7	953.4
Other banks	345.5	672.8	1,018.3	361.4	633.9	995.3
Finance companies, Finance and Securities companies, Securities companies and credit foncier companies	1,865.4	66.2	1,931.6	1,127.9	91.3	1,219.2
Other financial institutions	2,003.5	59.6	2,063.1	2,187.4	68.9	2,256.3
Total domestic items	5,174.8	1,380.1	6,554.9	4,514.4	3,401.8	7,916.2
Foreign items						
USD	544.7	7,931.3	8,476.0	627.8	8,700.4	9,328.2
JPY	33.5	8,176.6	8,210.1	91.9	9,268.5	9,360.4
Others	1,783.1	3,232.0	5,015.1	1,360.7	1,353.3	2,714.0
Total foreign items	2,361.3	19,339.9	21,701.2	2,080.4	19,322.2	21,402.6
Total domestic and foreign items	7,536.1	20,720.0	28,256.1	6,594.8	22,724.0	29,318.8

4.12 Securities sold under repurchase agreements

Securities sold under repurchase agreements consisted of the following as at June 30, 2002 and December 31, 2001:

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Government bonds and Bank of Thailand bonds	6.8	-	6.8	-
State enterprise securities	3.2	-	3.2	-
Total	10.0	-	10.0	-

4.13 Borrowings

4.13.1 Classified by types of securities and sources of fund as at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	44,620.0	31,174.9	75,794.9	47,150.0	33,182.6	80,332.6
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(18,975.0)	(11,065.7)	(30,040.7)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	29,877.2	42,642.2	12,765.0	31,279.8	44,044.8

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	44,620.0	31,174.9	75,794.9	47,150.0	33,182.6	80,332.6
Less Master investment agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	9,768.0	31,388.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(18,975.0)	(11,065.7)	(30,040.7)	(21,505.0)	(11,670.8)	(33,175.8)
Total	12,765.0	29,877.2	42,642.2	12,765.0	31,279.8	44,044.8

4.13.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2002 and December 31, 2001 :

(million Baht)

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount June 30, 2002	December 31, 2001
Short – term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.19)	THB	2002 - 2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short – term borrowings				4,356.3	4,356.3
Long – term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.19)	USD	2005 - 2029	7.25% - 9.025%	31,174.9	33,182.6
	THB	2003 - 2004	None	5,060.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds (Notes 4.15 and 4.19)	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(29,337.0)	(32,472.1)
Total long – term borrowings				38,285.9	39,688.5
Total				42,642.2	44,044.8

* Interest will be paid only when the Bank has paid dividend on preferred shares.

(million Baht)

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount June 30, 2002	December 31, 2001
Short – term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.19)	THB	2002 – 2003	None	5,060.0	5,060.0
Less Discount on borrowings				(703.7)	(703.7)
Total short – term borrowings				4,356.3	4,356.3
Long – term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.19)	USD	2005 – 2029	7.25% - 9.025%	31,174.9	33,182.6
	THB	2003 - 2004	None	5,060.0	7,590.0
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master investment Agreement				(34,500.0)	(34,500.0)
Subordinated convertible bonds (Notes 4.15 and 4.19)	THB	2004	4.589%	9,768.0	9,768.0
	THB	2004 - 2006	None	21,620.0	21,620.0
Less Discount on borrowings				(29,337.0)	(32,472.1)
Total long – term borrowings				38,285.9	39,688.5
Total				42,642.2	44,044.8

4.14 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

- On June 22, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On September 18, 1995, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 10 years at a coupon of 7.25% p.a.

- On December 21, 1995, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On March 25, 1996, the Bank issued US$ 150 million of unsecured subordinated notes for sale to foreign investors with a maturity of 20 years at a coupon of 8.25% p.a.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On August 27, 1996, the Board of Directors passed a resolution for the Bank to issue and offer unsecured subordinated notes. On January 21, 1997, the Bank issued US$ 300 million of unsecured subordinated notes for sale to foreign investors with a maturity of 30 years at a coupon of 8.375% p.a.

---

* Interest will be paid only when the Bank has paid dividend on preferred shares.

On January 28, 1999, the Bank issued US$ 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing 7.25% unsecured subordinated notes due 2005 being redeemed before their maturity, which was approved by the BOT. The Bank also issued US$ 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing 8.25% unsecured subordinated notes due 2016 and existing 8.375% unsecured subordinated notes due 2027 being redeemed before their maturity, which was approved by the BOT. Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the IAS. As a result, the Bank recognized in the 1999 statement of income, a gain of US$ 259.0 million (Baht 9,503.5 million), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of US$ 177.5 million (Baht 6,543.1 million) and US$ 258.7 million (Baht 9,535.1 million).The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. (see Note 4.13) The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed US$ 500,000 of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

4.15 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding US$ 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued US$ 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of US$ 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IAS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income. (see Note 4.13)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds. (see Note 4.20)

4.16 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign and/or domestic markets in the amount not exceeding US$ 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued US$ 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of US$ 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards. (see Note 4.13) The Bank has entered into interest swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met.(see Note 4.32)

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds. (see Note 4.20)

On August 7, 2001, the Bank has redeemed all the convertible bonds at 124.2588 percent of the principal amount since the condition for the Mandatory Redemption condition 8 (c) has been met. This redemption did not result in any loss as the Bank has entered into interest rate swap contracts to hedge the risk of redemption; and did not affect the Bank's capital fund since the said convertible bond had not been included as tier 2 capital.

4.17 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding US$ 3,000 million or its equivalent in other currencies, offered and sold in foreign and/or domestic markets. The subordinated bonds and/or unsubordinated bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding US$ 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexcercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bonds holders. (see Note 4.20)

4.18 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding US$ 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank

to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.19 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby the Bank issued two groups of securities and received proceeds of Baht 46,000 million.

The First Group of securities consisted of 345,000 shares of non-cumulative class A preferred shares (Preferred Shares) with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds cum preferred shares (Group 1 Subordinated Bonds) with a par value of Baht 100,000 per unit. The dividend paid on the Preferred Shares is non-cumulative, and the unpaid dividend for any year will not be carried forward to the subsequent years. If the Bank declares dividend on the ordinary shares, the Bank has to pay a dividend of Baht 1 (one) per share on the Preferred Shares as long as the Bank still pays interest on these Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares. If the Bank has not paid interest on these bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on these bonds less the amount of interest already paid in such year. The Group 1 Subordinated Bonds have a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions.

- on or after 5 years from the issue date; or
- the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as tier 1 capital; or
- the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or
- the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds or if the Bank's tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

The Master Investment Agreement has terms and conditions relating to the transfer of shares, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholder as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred shares at 1:1.

The Second Group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 groups. Bonds group 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond group has a par value of Baht 1,265 million.

Bonds group 21-28 consist of discounted subordinated convertible bonds that have a par value of Baht 1,265 million per group. These convertible bonds have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. Bond group 29 with a par value of Baht 11,500 million, has maturity of 7 years.

The Bank has the option to call all of the Bonds in the Second Group (group 21-29) on or after 5 years from the date of issue at the accreted value. Upon redemption the Bonds group 21-29 may be converted into the Bank's ordinary shares at Baht 100 per share as outlined in the terms and conditions. The Bank has reserved 115 million ordinary shares to accommodate such conversion right. On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 35 million ordinary shares, to be reserved additionally to accommodate such conversion right. (see Note 4.20)

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions, (see Note 3.17) in summary, the First Group of Securities should be separated into 3 parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as liability in the balance sheets. As at June 30, 2002 and December 31, 2001 the presentation of the First Group of Securities is as follows :

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration on April 16, 1999, the presentation in the balance sheets as at June 30, 2002 and December 31, 2001 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

4.20 Share capital

On April 5, 2000, the shareholders passed a resolution for the Bank to decrease its registered capital from Baht 20,000 million to Baht 19,983.5 million and to increase its registered capital from Baht 19,983.5 million to Baht 40,000 million by issuing 2,000 million of ordinary shares, 655,000 of Class A preferred shares and one million of Class B preferred shares. The Bank registered the decrease and increase in capital with the Department of Commercial Registration on May 25, 2000 and May 29, 2000, respectively. The shareholders have resolved to allocate the new shares as follows :

- 1,551,504,306 ordinary shares, to be offered and sold to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements. The Bank may issue and offer these ordinary shares for sale in foreign and/or domestic markets, in whole amount or in lots.

- 56,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and convertible bonds, which had already been issued. (see Notes 4.15, 4.16, and 4.19)

- 292 million ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds and/or convertible bonds, which remain unissued. (see Note 4.17)

- 100 million ordinary shares, to be reserved additionally for the exercise of right of the warrants, which remain unissued. (see Note 4.21)

- 655,000 Class A preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds to investors in foreign and/or domestic markets.

- One million Class B preferred shares to be offered and sold in foreign and/or domestic markets, which may be sold with the subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds to investors in foreign and/or domestic markets.

Capital fund as at June 30, 2002 and December 31, 2001 are as follows :

(million Baht)

	June 30, 2002		December 31, 2001	
Tier 1 capital				
Issued and paid – up share capital and premium on share capital		98,906.7		98,906.7
Legal reserve		11,544.8		11,544.8
Other reserve		63,266.9		63,266.9
Net income (loss) after appropriation		(119,533.4)		(122,945.4)
		54,185.0		50,773.0
Tier 2 capital				
Unrealized increment per land appraisal		6,871.5		6,900.6
Unrealized increment per bank premises appraisal		2,871.8		3,034.7
Provision for normal assets		2,422.6		2,484.1
Long – term subordinated debt instruments				
Subordinated convertible bonds	3,588.0		4,347.8	
Unsecured subordinated notes	19,531.1	23,119.1	21,316.6	25,664.4
Less Debt instrument in excess of 50% of tier 1 capital		-		(277.9)
		35,285.0		37,805.9
Total		89,470.0		88,578.9

As at June 30, 2002 and December 31, 2001, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	June 30, 2002	December 31, 2001
Total capital	11.6	11.3
Tier 1 capital	7.0	6.5
Tier 2 capital	4.6	4.8

4.21 Warrants

On April 5, 2000, the shareholders passed a resolution to cancel 100 million units of warrants with a maturity of not exceeding 5 years, which was approved by the shareholders on March 18, 1999, and remain unissued. The shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders. (see Note 4.20)

4.22 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding US$ 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding US$ 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or master investment agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.23 Statutory reserve and other reserve

4.23.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund until the reserve fund reaches an amount of not less than 25% of the registered capital. The Bank has fully complied with such reserve requirements.

4.23.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.24 Commitments

As at June 30, 2002 and December 31, 2001, the Bank had commitments as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,077.5	1,514.0	2,591.5	926.9	1,369.3	2,296.2
Guarantees of loans	497.6	19,827.6	20,325.2	494.1	24,407.0	24,901.1
Other guarantees	39,304.4	11,993.0	51,297.4	40,513.8	11,220.2	51,734.0
Customers' liabilities under unmatured bills issued under letters of credit	455.4	8,366.1	8,821.5	529.0	8,462.5	8,991.5
Letters of credit	924.8	23,626.2	24,551.0	636.1	19,199.3	19,835.4
Forward foreign exchange contracts						
Bought	10,817.6	75,419.0	86,236.6	11,737.8	82,972.2	94,710.0
Sold	3,797.5	170,795.9	174,593.4	4,809.9	214,502.4	219,312.3
Currency swaps	8,573.6	14,292.7	22,866.3	8,779.7	17,120.8	25,900.5
Interest rate swaps	-	24,957.1	24,957.1	-	29,507.2	29,507.2
Amount of unused bank overdraft	112,396.7	2,931.6	115,328.3	109,001.3	2,859.2	111,860.5
Others	215.9	5,132.7	5,348.6	179.9	2,170.3	2,350.2
Total	178,061.0	358,855.9	536,916.9	177,608.5	413,790.4	591,398.9

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	1,077.5	1,514.0	2,591.5	926.9	1,369.3	2,296.2
Guarantees of loans	495.4	19,827.6	20,323.0	494.1	24,407.0	24,901.1
Other guarantees	39,304.4	11,441.0	50,745.4	40,503.8	10,680.0	51,183.8
Customers' liabilities under unmatured bills issued under letters of credit	455.4	8,285.7	8,741.1	529.0	8,378.0	8,907.0
Letters of credit	924.8	23,107.9	24,032.7	636.1	19,052.8	19,688.9
Forward foreign exchange contracts						
Bought	11,469.4	80,831.5	92,300.9	11,853.5	87,423.4	99,276.9
Sold	9,354.4	171,465.0	180,819.4	9,567.0	214,502.2	224,069.2
Currency swaps	11,776.6	17,272.4	29,049.0	12,185.3	20,488.2	32,673.5
Interest rate swaps	-	25,805.9	25,805.9	-	30,410.7	30,410.7
Amount of unused bank overdraft	112,396.7	2,255.1	114,651.8	109,001.3	2,177.4	111,178.7
Others	215.9	4,717.1	4,933.0	179.9	2,170.3	2,350.2
Total	187,470.5	366,523.2	553,993.7	185,876.9	421,059.3	606,936.2

4.25 Properties used as collateral

Government securities and securities guaranteed by the Government having face value of Baht 83,848.0 million and Baht 74,490.5 million as at June 30, 2002 and December 31, 2001 respectively, are deposited as cover for loans from, and the Bank's promissory notes in favour of the BOT and for other commitments with government agencies and state enterprises and for securities sold under repurchase agreements.

4.26 Litigation

As at June 30, 2002 and December 31, 2001, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operation.

4.27 Related party transactions

As at June 30, 2002 and December 31, 2001, related parties of the Bank consisted of the Bank's executives, at the departmental manager level and higher including close family members of executive vice president level and higher; those entities in which the Bank, or the Bank's directors, or executives at the departmental manager level and higher, or close family members of executive vice president level and higher together had 10% or more combined beneficial ownership; and those entities of which the Bank's directors, or executives at executive vice president level and higher, or close family members of these individuals, held directorship position; and those related companies as indicated in the BOT's report.

The Bank had significant loans and commitments to related parties, as follows :

(million Baht)

	June 30, 2002		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	6,921.9	6,921.9	March 1, 2002 – May 28, 2018
Average month end balance	6,928.2	6,928.2	
Commitments			
Ending balance	1,504.8	1,504.8	January 18, 2002 – October 8, 2020
Average month end balance	1,492.9	1,499.6	
Restructured debtors			
Loans			
Ending balance	69,791.6	69,751.6	April 11, 1997 – December 30, 2016
Average month end balance	69,213.4	69,213.4	
Commitments			
Ending balance	6,547.8	6,547.8	May 31, 2002 – May 12, 2018
Average month end balance	6,857.0	6,857.0	

(million Baht)

	December 31, 2001		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related parties			
Loans			
Ending balance	7,426.6	7,426.6	December 8, 2001 – April 11, 2007
Average month end balance	9,263.0	9,263.6	
Commitments			
Ending balance	1,477.7	1,487.7	November 15, 2001 – October 8, 2020
Average month end balance	1,023.3	1,024.1	
Restructured debtors			
Loans			
Ending balance	65,549.7	65,549.7	September 16, 1997 – December 30, 2015
Average month end balance	58,230.4	58,230.4	
Commitments			
Ending balance	8,155.2	8,155.2	December 6, 2000 – May 12, 2018
Average month end balance	7,171.4	7,171.4	

For the half year ended June 30, 2002, the Bank charged interests between 1.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 1.0% to 10.0%, on money market loans were between 2.125% to 3.125%, on default loans were at 14.0%, and on other loans were between 2.5% to 9.25%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2001, the Bank charged interests between 2.0% to 14.0% on loans to these related parties. Interest rate charged on restructured loans were between 2.0% to 9.5%, on money market loans were between 2.875% to 3.75%, on default loans were at 14.0%, and on other loans were between 2.5% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2002 and December 31, 2001, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 1,000.4 Million and Baht 1,448.1 million, respectively.

The Bank follows the BOT guidelines in estimating the allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2002 and December 31, 2001, are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at June 30, 2002 and December 31, 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
ASSOCIATED COMPANIES				
BSL Leasing Co., Ltd.*	405.0	291.0	405.0	291.0
P.T. BBL Dharmala Finance Co., Ltd.	127.1	-	127.1	-
Thai Filament Finishing Co., Ltd.	214.6	224.5	214.6	224.5
Thai Polymer Textile Co., Ltd.	1,480.3	1,474.3	1,480.3	1,474.3
Thai Taffeta Textile Co., Ltd.	156.5	181.3	156.5	181.3

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
SUBSIDIARY COMPANY				
Bangkok Bank Berhad	-	-	-	10.0
ASSOCIATED COMPANIES				
Asia Credit Public Co., Ltd.	1.4	1.6	1.4	1.6
BSL Leasing Co., Ltd.*	125.0	140.0	125.0	140.0
Thai Filament Finishing Co., Ltd.	15.1	15.7	15.1	15.7
Thai Polymer Textile Co., Ltd.	48.6	33.7	48.6	33.7
Thai Taffeta Textile Co., Ltd.	10.9	24.8	10.9	24.8

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding

---

* Formerly Bangkok SMBC Leasing Co., Ltd.

through normal investment consisted mainly of the following as at June 30, 2002 and December 31, 2001 :

LOANS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Asset Plus Securities Co., Ltd.	4.8	-	4.8	-
Bangkok Central Leasing Co., Ltd.	170.0	180.0	170.0	180.0
Bangkok Polyethylene Co., Ltd.	1,658.0	1,718.5	1,658.0	1,718.5
Bangkok SMBC Consulting Co., Ltd. *	1.2	1.4	1.2	1.4
Bangkok UFJ Co., Ltd. **	54.0	773.0	54.0	773.0

COMMITMENTS

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Asia Lamp Industry Co., Ltd.	1.0	1.2	1.0	1.2
Bangkok Central Leasing Co., Ltd.	57.4	58.9	57.4	58.9
Bangkok Polyethylene Co., Ltd.	417.1	432.9	417.1	432.9
Thana Thep Printing Co., Ltd.	0.6	0.4	0.6	0.4
Toyota Leasing (Thailand) Co., Ltd.	-	0.4	-	0.4

As at June 30, 2002 and December 31, 2001, the Bank had deposits from subsidiaries, associated companies and other related parties as follows :

(million Baht)

	June 30, 2002	December 31, 2001
SUBSIDIARY COMPANIES		
BBL (Cayman) Limited	4,729.3	5,049.9
Bangkok Bank Berhad	23.2	20.9
Sinsubtawee Assets Management Co., Ltd.	62.2	244.7
Bualuang Finance Co., Ltd. ***	79.4	47.0
BBL Asset Management Co., Ltd.	1.6	4.5
ASSOCIATED COMPANIES		
Bangkok SMBC Systems Co., Ltd. ****	0.2	0.2
BSL Leasing Co., Ltd. *****	2.9	2.2
P.T. BBL Dharmala Finance Co., Ltd.	23.1	51.2
Processing Center Co., Ltd.	169.5	150.9
Asia Credit Public Co., Ltd.	21.8	8.9
MC Private Equity Management (Private) Co., Ltd.	27.7	72.4
OTHER RELATED PARTIES	10,742.2	4,859.7

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are considered to be at arms length. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

---

* Formerly Bangkok Sumigin Consulting Co., Ltd.
** Formerly Bangkok First Tokai Co., Ltd.
*** Formerly Thaksin Finance Co., Ltd.
**** Formerly Bangkok Sakura Software Service Co., Ltd.
***** Formerly Bangkok SMBC Leasing Co., Ltd.

As at June 30, 2002 and December 31, 2001, material accrued income and expenses between the Bank and subsidiaries, associated companies and other related parties are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
SUBSIDIARY COMPANIES				
Interest receivable	-	-	241.5	649.2
Interest payable	-	-	26.3	27.5
ASSOCIATED COMPANIES				
Interest receivable	0.9	0.5	0.9	0.5
Interest payable	0.3	-	0.3	-
OTHER RELATED PARTIES				
Interest receivable	171.5	150.4	171.5	150.4
Interest payable	7.4	5.5	7.4	5.5

For the half years ended June 30, 2002 and 2001, material income and expenses between the Bank and subsidiaries, associated companies, and other related parties are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
SUBSIDIARY COMPANIES				
Interest and discount received	-	-	381.9	464.9
Fees and service income	-	-	22.1	-
Other income	-	-	0.5	-
Dividend income	-	-	-	0.9
Interest paid	-	-	55.3	138.6
ASSOCIATED COMPANIES				
Interest and discount received	45.6	5.7	45.6	5.7
Fees and service income	3.8	-	3.8	-
Other income	0.1	-	0.1	-
Dividend income	21.0	1.9	21.0	1.9
Interest paid	1.2	1.6	1.2	1.6
Other expenses	28.1	28.8	28.1	28.8
OTHER RELATED PARTIES				
Interest and discount received	2,111.5	2,107.1	2,111.5	2,107.1
Fees and service income	35.1	107.7	35.1	107.7
Interest paid	40.1	47.4	40.1	47.4
Other expenses	99.4	81.0	99.4	81.0

For the half year ended June 30, 2002, and for the year ended December 31, 2001, the Bank sold properties foreclosed to Sinsubtawee Asset Management Co., Ltd. amounting to Baht 24.4 million for Baht 16.1 million and Baht 353.1 million for Baht 284.0 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 8.3 million and Baht 69.1 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinsubtawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 dated November 27, 2000, relating to the operation regulation of the Asset Management Company (AMC), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinsubtawee Asset Management Co., Ltd. are as follows :

SINSUBTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED – REVIEWED"

(million Baht)

	2002	2001
CASH FLOWS FROM OPERATING		
Net loss	(46.3)	(56.0)
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.3	-
Loss on impairment of properties foreclosed	46.4	77.5
Operating assets (increase) decrease		
Interbank and money market items	(34.1)	(47.5)
Properties foreclosed	29.6	26.1
Income tax recoverable	(0.1)	-
Operating liabilities increase (decrease)		
Accrued expense	-	(0.1)
Deposit	3.7	-
Deferred rental	0.5	-
Rental deposit for properties foreclosed	0.1	-
Net cash provided (used) by operating activities	0.1	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.1)	-
Net cash provided (used) by investing activities	(0.1)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash		
Cash as at January 1,	-	-
Cash as at June 30,	-	-

4.28 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.29 Income Tax

For the half years ended June 30, 2002 and 2001, the consolidated financial statements presented income tax amounting to Baht 4.1 million and Baht 0.2 million, respectively which is the income tax of its subsidiaries.

For the half years ended June 30, 2002 and 2001, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.30 Long-term leases

(million Baht)

		Remaining Rental Expenses			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of lease	Period	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Land and/or premises	2002 - 2007	157.7	138.9	157.7	138.9
Land and/or premises	2008 - 2017	113.6	114.5	113.6	114.5
Land and/or premises	2018 - 2026	13.1	13.1	13.1	13.1
Total		284.4	266.5	284.4	266.5

4.31 The financial position and the results of operation by domestic and foreign operations

4.31.1 The financial position at June 30, 2002 and December 31, 2001 :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,030.897.4	230,707.9	1,261,605.3	979,043.4	273,462.0	1,252,505.4
Interbank and money market items	20,616.5	145,679.4	166,295.9	14,506.8	195,495.7	210,002.5
Loans	742,202.3	67,496.6	809,698.9	666,742.8	57,044.9	723,787.7
Investments	248,943.9	21,991.5	270,935.4	245,577.3	19,417.0	264,994.3
LIABILITIES						
Deposits	1,005,855.3	84,798.0	1,090,653.3	992,661.8	86,955.8	1,079,617.6
Interbank and money market items	8,180.2	15,221.7	23,401.9	9,455.4	14,448.8	23,904.2
Borrowings	12,765.0	29,877.2	42,642.2	12,765.0	31,279.8	44,044.8
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	351,468.8	185,448.1	536,916.9	375,992.0	215,406.9	591,398.9

(million Baht)

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,028,404.5	229,498.8	1,257,903.3	976,951.8	271,795.7	1,248,747.5
Interbank and money market items	20,198.2	154,006.8	174,205.0	14,401.8	203,668.1	218,069.9
Loans	740,634.5	63,285.5	803,920.0	665,528.8	52,612.7	718,141.5
Investments	251,472.0	16,887.5	268,359.5	248,367.1	14,924.0	263,291.1
LIABILITIES						
Deposits	1,004,078.5	79,031.7	1,083,110.2	990,989.0	80,941.5	1,071,930.5
Interbank and money market items	8,292.2	19,963.9	28,256.1	9,510.7	19,808.1	29,318.8
Borrowings	12,765.0	29,877.1	42,642.1	12,765.0	31,279.7	44,044.7
Subordinated bonds cum preferred shares	34,496.6	-	34,496.6	34,496.6	-	34,496.6
CONTINGENCIES	351,466.6	202,527.1	553,993.7	376,009.1	230,927.1	606,936.2

4.31.2 The results of operations for the quarters and the half years ended June 30, :

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2002
(UNAUDITED – REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,804.3	2,958.8	(1,782.7)	12,980.4
Interest expenses	(6,879.0)	(2,503.5)	1,782.7	(7,599.8)
Net interest income	4,925.3	455.3	-	5,380.6
Non – interest income	3,273.0	632.7	11.7	3,917.4
Non – interest expenses	(6,671.9)	(1,080.2)	3.9	(7,748.2)
Income (loss) before income tax	1,526.4	7.8	15.6	1,549.8

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2001
(UNAUDITED – REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,955.3	4,985.6	(3,501.9)	15,439.0
Interest expenses	(8,282.6)	(4,431.0)	3,501.9	(9,211.7)
Net interest income	5,672.7	554.6	-	6,227.3
Non – interest income	1,925.3	652.9	(138.8)	2,439.4
Non – interest expenses	(6,048.3)	(1,067.7)	4.1	(7,111.9)
Income (loss) before income tax	1,549.7	139.8	(134.7)	1,554.8

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,974.4	6,198.7	(3,910.1)	26,263.0
Interest expenses	(14,128.8)	(5,307.8)	3,910.1	(15,526.5)
Net interest income	9,845.6	890.9	-	10,736.5
Non – interest income	6,217.9	1,210.4	(6.0)	7,422.3
Non – interest expenses	(13,240.9)	(1,813.2)	9.3	(15,044.8)
Income (loss) before income tax	2,822.6	288.1	3.3	3,114.0

(million Baht)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	28,238.6	10,345.4	(7,096.5)	31,487.5
Interest expenses	(17,179.3)	(9,135.7)	7,096.5	(19,218.5)
Net interest income	11,059.3	1,209.7	-	12,269.0
Non – interest income	4,427.5	1,445.3	(306.9)	5,565.9
Non – interest expenses	(12,318.9)	(2,136.8)	6.8	(14,448.9)
Income (loss) before income tax	3,167.9	518.2	(300.1)	3,386.0

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2002
(UNAUDITED – REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,771.7	2,705.6	(1,569.1)	12,908.2
Interest expenses	(6,860.5)	(2,267.2)	1,569.1	(7,558.6)
Net interest income	4,911.2	438.4	-	5,349.6
Non – interest income	3,093.6	640.3	(3.9)	3,730.0
Non – interest expenses	(6,480.1)	(1,055.3)	3.9	(7,531.5)
Income (loss) before income tax	1,524.7	23.4	-	1,548.1

(million Baht)

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2001
(UNAUDITED – REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	13,932.3	4,688.1	(3,188.8)	15,431.6
Interest expenses	(8,274.5)	(4,137.7)	3,188.8	(9,223.4)
Net interest income	5,657.8	550.4	-	6,208.2
Non – interest income	1,831.0	535.5	(4.1)	2,362.4
Non – interest expenses	(5,938.4)	(1,080.9)	4.1	(7,015.2)
Income (loss) before income tax	1,550.4	5.0	-	1,555.4

(million Baht)

THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2002

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,911.7	5,687.2	(3,473.0)	26,125.9
Interest expenses	(14,091.1)	(4,829.0)	3,473.0	(15,447.1)
Net interest income	9,820.6	858.2	-	10,678.8
Non – interest income	5,918.7	1,204.7	(9.3)	7,114.1
Non – interest expenses	(12,929.6)	(1,771.6)	9.3	(14,691.9)
Income (loss) before income tax	2,809.7	291.3	-	3,101.0

(million Baht)

THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2001

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	28,201.0	9,759.3	(6,485.2)	31,475.1
Interest expenses	(17,163.5)	(8,575.0)	6,485.2	(19,253.3)
Net interest income	11,037.5	1,184.3	-	12,221.8
Non – interest income	4,307.1	1,160.4	(6.8)	5,460.7
Non – interest expenses	(12,176.7)	(2,126.6)	6.8	(14,296.5)
Income (loss) before income tax	3,167.9	218.1	-	3,386.0

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is close to the funding cost.

4.32 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.32.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liability position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2002 and December 31, 2001 :

(million Baht)

	June 30, 2002							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	No Interest	Non – accrual Loans	Total
Financial Assets								
Interbank and money market items*	50,568	35,169	59,443	9,894	-	19,290 **	-	174,364
Investment in securities and securities purchased under resale agreement	77,947	10,818	41,687	115,514	67,254	27,939	-	341,159
Loans	401,661	30,762	47,890	80,186	70,037	-	173,384	803,920
Financial Liabilities								
Deposits	569,041	367,587	98,785	15,502	1	32,194	-	1,083,110
Interbank and money market items and securities sold under repurchase agreement	15,417	5,756	1,733	1,938	-	3,422	-	28,266
Liabilities payable on demand	-	-	-	-	-	3,697	-	3,697
Borrowings	1,265	-	2,166	23,687	15,524	-	-	42,642

(million Baht)

	December 31, 2001							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	No Interest	Non – accrual Loans	Total
Financial Assets								
Interbank and money market items***	79,796	55,532	54,388	15,240	-	13,143 **	-	218,099
Investment in securities and securities purchased under resale agreement	24,232	23,967	19,314	137,622	57,663	26,014	-	288,812
Loans	377,677	35,946	39,653	70,146	55,119	-	139,600	718,141
Financial Liabilities								
Deposits	557,574	370,847	104,755	10,166	1	28,588	-	1,071,931
Interbank and money market items and securities sold under repurchase agreement	12,871	5,809	5,344	1,891	-	3,404	-	29,319
Liabilities payable on demand	-	-	-	-	-	3,498	-	3,498
Borrowings	1,265	-	3,091	17,464	22,225	-	-	44,045

* Excluding allowance for doubtful accounts amounting to Baht 158.7 million.

** Including accrued interest receiveables.

*** Excluding allowance for doubtful accounts amounting to Baht 28.9 million.

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2002 and December 31, 2001, are as follows :

(million Baht)

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Fixed interest rate	198,582	182,954	197,992	182,593
Floating interest rate	543,620	483,789	542,642	482,936
Total	742,202	666,743	740,634	665,529

4.32.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.32.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately two-thirds of the total exposure as at June 30, 2002 and one-thirds of the total exposure as at December 31, 2001, were to domestic banks and banks in OECD countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2002 and December 31, 2001, were five months and six months, respectively, almost all contracts was under one year tenor. For the currency swaps and interest rate swaps, approximately three-fourths of the total exposure as at June 30, 2002 and almost all exposure as at December 31, 2001, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2002 and December 31, 2001 :

(million Baht)

	June 30, 2002	December 31, 2001
Forward foreign exchange contracts	4,555.6	1,334.8
Currency swaps	853.1	1,971.3
Interest rate swaps	783.6	733.2
Total	6,192.3	4,039.3

4.32.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of financial assets and financial liabilities, interest and dividend income/expense, and average interest and dividend rates for the half years ended June 30, :

(million Baht)

	2002		
	Average Balance	Interest and Dividend Income/Expense	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	244,747.1	3,226.5	2.6%
Investments, net	273,293.7	5,847.3	4.3%
Loans	722,294.6	17,052.1	4.7%
Total	1,240,335.4	26,125.9	
Interest-bearing Financial Liabilities			
Deposits	1,080,131.8	10,127.8	1.9%
Interbank and money market items	28,209.3	375.3	2.7%
Long – term borrowings and subordinated bonds cum preferred shares	77,711.2	4,943.9	12.7%
Total	1,186,052.3	15,447.0	

(million Baht)

	2001		
	Average Balance	Interest and Dividend Income/Expense	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items, securities purchased under resale agreement	263,654.3	5,611.4	4.3%
Investments, net	200,446.6	5,010.0	5.0%
Loans	776,250.0	20,853.7	5.4%
Total	1,240,350.9	31,475.1	
Interest-bearing Financial Liabilities			
Deposits	1,044,339.9	13,108.6	2.5%
Interbank and money market items	44,741.0	982.8	4.4%
Long – term borrowings and subordinated bonds cum preferred shares	95,211.3	5,161.8	10.8%
Total	1,184,292.2	19,253.2	

4.32.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2002 and December 31, 2001 :

(million Baht)

	June 30, 2002				
	Up to 1 year	1 to 5 years	Over 5 years	No Maturity	Total
Interbank and money market items *	164,096	10,268	-	-	174,364
Investments, securities purchased under resale agreement	120,650	125,174	67,396	27,939	341,159
Loans **	511,300	192,557	100,063	-	803,920
Deposits	1,067,607	15,502	1	-	1,083,110
Interbank and money market items, securities sold under repurchase agreement	22,796	5,470	-	-	28,266
Liabilities payable on demand	3,697	-	-	-	3,697
Borrowings	3,431	23,687	15,524	-	42,642
Subordinated bonds cum preferred shares	-	-	-	34,497	34,497

(million Baht)

	December 31, 2001				
	Up to 1 year	1 to 5 years	Over 5 years	No Maturity	Total
Interbank and money market items ***	201,844	16,255	-	-	218,099
Investments, securities purchased under resale agreement	58,080	146,991	57,727	26,014	288,812
Loans **	446,269	183,213	88,659	-	718,141
Deposits	1,061,764	10,166	1	-	1,071,931
Interbank and money market items, securities sold under repurchase agreement	22,925	6,394	-	-	29,319
Liabilities payable on demand	3,498	-	-	-	3,498
Borrowings	4,356	17,464	22,225	-	44,045
Subordinated bonds cum preferred shares	-	-	-	34,497	34,497

4.32.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheet, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability

* Excluding allowance for doubtful amounting to Baht 158.7 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

*** Excluding allowance for doubtful amounting to Baht 28.9 million.

management and to satisfy the customers' foreign exchange risk management needs.

Interest rate and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed-and floating-rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2002 and December 31, 2001 :

(million Baht)

	June 30, 2002 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	273,119.8	0.4	273,120.2	2,011.4
Currency swaps	8,773.3	20,275.7	29,049.0	(1,029.1)
Interest rate swaps	6,139.4	19,666.5	25,805.9	744.3

(million Baht)

	December 31, 2001 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	323,310.7	35.4	323,346.1	1,233.1
Currency swaps	6,722.4	25,951.1	32,673.5	(619.1)
Interest rate swaps	12,518.8	17,891.9	30,410.7	613.7

4.32.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted

pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2002 and December 31, 2001 :

(million Baht)

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	13,917.5	13,917.5	16,017.9	16,017.9
Interbank and money market items	174,205.0	174,205.0	218,069.9	218,069.9
Securities purchased under resale agreement	72,800.0	72,800.0	25,521.0	25,521.0
Investments	268,359.5	281,404.9	263,291.1	270,652.9
Loans and accrued interest receivables, net	650,367.5	650,367.5	651,357.8	651,357.8
Customers' liability under acceptances	1,224.9	1,224.9	1,392.1	1,392.1
Financial Liabilities				
Deposits	1,083,110.2	1,083,110.2	1,071,930.5	1,071,930.5
Interbank and money market items	28,256.1	28,256.1	29,318.8	29,318.8
Liability payable on demand	3,696.8	3,696.8	3,497.9	3,497.9
Securities sold under repurchase agreement	10.0	10.0	-	-
Borrowings and subordinated bonds cum preferred shares	77,138.7	93,170.8	78,541.3	92,067.1
Bank's liability under acceptances	1,224.9	1,224.9	1,392.1	1,392.1
Interest payable	4,738.6	4,738.6	5,726.4	5,726.4

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customer's liability under acceptances, deposits, liability payable on demand, securities sold under repurchase agreement, interest payable, and Bank's liability under acceptances: the carrying amounts approximate fair value.

Trading securities, available for sale securities, and held to maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average of four reliable financial institutions debt instruments yield.

General investment: fair value is based on carrying amount, net of valuation allowances for impairment, if any.

Loans and accrued interest receivables : fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Derivative financial instruments: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.